Notice of Annual Shareholders Meeting and Management Information Circular June 28, 2024

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS To the shareholders of Lightspeed Commerce Inc. (the “Company”): NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held virtually via live audio webcast at https://web.lumiagm.com/413778557, password “lightspeed2024” (case sensitive), on August 1, 2024 at 11:00 a.m. (ET), for the purposes of: (i) receiving the consolidated financial statements of the Company for the fiscal year ended March 31, 2024, together with the auditors’ report thereon; (ii) electing 7 directors for the ensuing year; (iii) appointing auditors for the ensuing year; (iv) considering an advisory, non-binding resolution on the Company's approach to executive compensation; and (v) transacting such other business as may properly come before the Meeting. The Company’s board of directors has fixed the close of business on June 3, 2024 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof. Since the Meeting will be held online via live audio webcast, shareholders will have an equal opportunity to attend and participate at the Meeting, regardless of their geographic location. A shareholder or its duly appointed proxyholder may attend the Meeting, ask questions and vote, all in real time. Details on how shareholders may participate in the proceedings can be found in the virtual meeting guide on the Company's website at https:// investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/. If you are unable to attend the Meeting virtually, please complete, date, sign and return the accompanying form of proxy enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy must be received not later than July 30, 2024 at 11:00 a.m. (ET) (or, if the Meeting is adjourned or postponed, forty-eight (48) hours (Saturdays, Sundays and holidays excepted) before the time at which the Meeting is reconvened). Your shares will be voted in accordance with your instructions as indicated on the proxy. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice. The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the management information circular (the "Circular") and its annual consolidated financial statements for the fiscal year ended March 31, 2024 (the “Proxy Materials”), to both its registered and non-registered shareholders. Under the notice-and-access procedures, instead of shareholders receiving paper copies of the Proxy Materials, shareholders receive a copy of a Notice of Availability of Proxy Materials (the “Notice of Availability”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting), and a form of proxy or voting instruction form, as applicable. All shareholders are reminded to access and review all of the important information contained in the Circular before voting. The Proxy Materials are being posted online for shareholders to access at https://www.meetingdocuments.com/ TSXT/LSPD/, https://investors.lightspeedhq.com and under the Company's profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Shareholders may request a paper copy of the Proxy Materials by mail, free of charge, at any time before the Meeting on the web at https://www.meetingdocuments.com/TSXT/ LSPD/, by contacting TSX Trust Company, the Company' transfer agent, at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com. Please allow a period of three (3) business days for processing your request as well as usual mailing times. To receive the Proxy Materials in advance of the proxy voting deadline and the Meeting, requests for paper copies must be received by no later than 5:00 p.m. (ET) on July 17, 2024. If a shareholder requests a paper copy of the Proxy Materials, another form of proxy or voting instruction form will not be sent, such that shareholders should retain the one received with the Notice of Availability for voting purposes.

After the Meeting, requests for paper copies of the Proxy Materials may be made by calling the same numbers or sending an email to the same email indicated above, and the Proxy Materials will then be sent within ten (10) calendar days of such request. Non-registered (beneficial) shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided by their broker or intermediary. Beneficial shareholders may refer to the section entitled "VOTING AND PROXIES" in the Circular for additional information including how to appoint themselves as proxyholder, attend the Meeting online and vote their shares at the Meeting. If you have any questions about or require assistance in completing your form of proxy, or about the information contained in the accompanying Circular, please contact the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Lightspeed Commerce Inc. ou écrire à gouvernance@lightspeedhq.com. Dated at Montréal, Québec, Canada, June 28, 2024. By order of the Board of Directors, Dax Dasilva Director, Founder and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR Except as otherwise indicated, the information contained herein is given as of June 26, 2024. All references in this management information circular to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars. WHAT’S INSIDE INVITATION TO SHAREHOLDERS ................................................................................................................................. 1 SUMMARY ........................................................................................................................................................................... 2 NOTICE TO UNITED STATES SHAREHOLDERS ....................................................................................................... 4 VOTING AND PROXIES .................................................................................................................................................... 5 BUSINESS OF THE MEETING ........................................................................................................................................ 12 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS .............................................................................................. 12 ELECTION OF DIRECTORS ............................................................................................................................................ 12 APPOINTMENT OF AUDITORS ...................................................................................................................................... 21 ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION ............................................................................... 22 OTHER BUSINESS ............................................................................................................................................................ 22 COMPENSATION OF DIRECTORS ................................................................................................................................ 23 EXECUTIVE COMPENSATION ....................................................................................................................................... 31 Introduction .......................................................................................................................................................................... 31 Overview ............................................................................................................................................................................... 31 Compensation Discussion and Analysis ......................................................................................................................... 34 Compensation Philosophy and Objectives ..................................................................................................................... 34 Fiscal 2024 Company Performance Highlights .............................................................................................................. 34 Compensation Governance ............................................................................................................................................... 34 Compensation-Setting Process ........................................................................................................................................ 38 Principal Elements of Compensation ............................................................................................................................... 40 CEO Performance-Based Compensation ....................................................................................................................... 46 CEO Share Ownership Guidelines ................................................................................................................................... 48 Equity Incentive Plans ........................................................................................................................................................ 49 Amended and Restated Omnibus Incentive Plan .......................................................................................................... 49 Legacy Option Plan ............................................................................................................................................................ 54 ShopKeep Plan ................................................................................................................................................................... 55 Securities Authorized for Issuance Under Equity Compensation Plans ..................................................................... 58 Named Executive Officers' Compensation ..................................................................................................................... 59 Summary Compensation Table ......................................................................................................................................... 59 Employment Agreements, Termination and Change of Control Benefits ................................................................... 62 Outstanding Option-Based Awards and Share-Based Awards .................................................................................... 65 Incentive Plan Awards – Value Vested or Earned During the Year ............................................................................. 67 STATEMENT OF CORPORATE GOVERNANCE PRACTICES ................................................................................. 68 Nomination of Directors ..................................................................................................................................................... 68 Advance Notice Policy ....................................................................................................................................................... 68 Independence of Directors ................................................................................................................................................ 69 Director Term Limits and Other Mechanisms of Board Renewal ................................................................................ 70 Board Mandate .................................................................................................................................................................... 70 Committees of the Board ................................................................................................................................................... 71 Code of Ethics ..................................................................................................................................................................... 75 Diversity ................................................................................................................................................................................ 76

Directors' and Officers' Liability Insurance ...................................................................................................................... 78 Director Orientation and Continuing Education .............................................................................................................. 78 Risk Management ............................................................................................................................................................... 79 Shareholder Engagement .................................................................................................................................................. 80 OTHER INFORMATION .................................................................................................................................................... 81 Indebtedness of Directors and Senior Executives ......................................................................................................... 81 Additional Information ......................................................................................................................................................... 81 Shareholder Proposals for Next Annual Meeting of Shareholders ............................................................................. 81 APPROVAL OF MANAGEMENT INFORMATION CIRCULAR ................................................................................... 81 SCHEDULE “A” - CHARTER OF THE BOARD OF DIRECTORS .............................................................................. 82

INVITATION TO SHAREHOLDERS Dear Shareholders: On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held virtually via live audio webcast this year on August 1, 2024 at 11:00 a.m. (ET) (the "Meeting"). To join the Meeting, please login at https://web.lumiagm.com/413778557 using the password “lightspeed2024” (case sensitive). The Company’s subordinate voting shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the symbol “LSPD”. As at June 26, 2024, there were 151,483,878 subordinate voting shares of the Company issued and outstanding. This annual meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the Meeting and provides information on the Company’s executive compensation and corporate governance practices. If you attend virtually, you will have the opportunity to interact with and to ask questions to members of the Board of Directors and management in real time. Your participation in voting at the Meeting is important to us. You can vote electronically during the virtual Meeting, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this management information circular. We look forward to welcoming you at the Meeting and thank you for your continued support. Sincerely, Dax Dasilva Director, Founder and Chief Executive Officer Patrick Pichette Interim Chair of the Board INVITATION TO SHAREHOLDERS MANAGEMENT INFORMATION CIRCULAR 1

SUMMARY

The following summary highlights some of the important information you will find in this management information circular (this "**Circular**") of Lightspeed Commerce Inc. (the "**Company**", "**Lightspeed**", "**we**" or "**us**").

Shareholder Voting Matters

VOTING MATTER	BOARD VOTE RECOMMENDATION	INFORMATION
Election of 7 directors	**FOR each nominee**	**pages 12 to 20**
Appointment of PricewaterhouseCoopers LLP as auditors	**FOR**	**page 21**
Advisory vote on executive compensation	**FOR**	**page 22**

Our Director Nominees

Our director nominees, each of whom have a variety of areas of deep expertise and each of whom attended, during the fiscal year ended March 31, 2024 ("**Fiscal 2024**"), 100% of the board of directors meetings and of the meetings of committees of which they were a member at the time the meeting was held, are listed below:

NAME & REGION	AGE	DIRECTOR SINCE	POSITION	BOARD & COMMITTEE ATTENDANCE IN FISCAL 2024	FISCAL 2023 VOTES FOR	OTHER PUBLIC BOARDS	AREAS OF EXPERTISE (Top 4)
Patrick Pichette London, United Kingdom **(Interim Chair of the Board)** Independent	61	2018	Interim Chair of the Board and Corporate Director	100%	96.51% 94,952,523	0	Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A
Dax Dasilva Québec, Canada **(Chief Executive Officer)**	48	2005	Chief Executive Officer and Corporate Director	100%	98.61% 97,021,779	0	Executive Leadership Innovation/Technology Strategy/M&A Sustainability
Paul McFeeters Ontario, Canada Independent	69	2018	Corporate Director	100%	99.70% 98,093,186	0	Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A
Rob Williams Washington, United States Independent	56	2018	Corporate Director	100%	99.71% 98,099,232	0	Executive Leadership Retail/Hospitality Sales Accounting/Finance Innovation/Technology
Dale Murray Cobham, United Kingdom Independent	54	2022	Corporate Director	100%	91.82% 90,348,235	3	Executive Leadership Governance / Risk Management Innovation / Technology Strategy/M&A

MANAGEMENT INFORMATION CIRCULAR 2

Nathalie Gaveau London, United Kingdom Independent 48 2022 Corporate Director 100% 98.31% 96,726,458 1 Executive Leadership Governance / Risk Management Innovation / Technology Strategy/M&A Manon Brouillette Québec, Canada Independent 56 2023 Corporate Director 100% N/A 0 Executive Leadership Governance / Risk Management Strategy/M&A Sustainability MANAGEMENT INFORMATION CIRCULAR 3

NOTICE TO UNITED STATES SHAREHOLDERS Lightspeed is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Financial statements of the Company included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. MANAGEMENT INFORMATION CIRCULAR 4

VOTING AND PROXIES How to Vote The voting process is described below and differs depending on whether a shareholder is a registered shareholder or non-registered (beneficial) shareholder: • You are a registered shareholder if your subordinate voting shares are registered directly in your name with the Company's transfer agent, TSX Trust Company ("TSX Trust"). Your package includes a proxy form. • You are a non-registered (beneficial) shareholder if you hold shares through an intermediary or nominee like a bank, trust company, securities broker, clearing agency or other institution. In such cases, your shares are registered in the name of the intermediary or nominee, and you are the beneficial owner and have the right to instruct them how to vote your shares. Your package includes a proxy form signed by your intermediary or a voting instruction form. Attending and Voting at the Meeting The Meeting will be held online via live audio webcast, such that shareholders will have an equal opportunity to attend and participate at the Meeting, regardless of their geographic location. Registered shareholders and duly appointed proxyholders will be able to attend the Meeting virtually, ask questions and vote, all in real time, provided they are connected to the internet and follow the instructions below. Details on how shareholders may participate in the proceedings can also be found in the virtual meeting guide on the Company's website at https:// investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests but will not be able to ask questions or vote at the virtual Meeting. Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual Meeting) must carefully follow the instructions below and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a proxyholder control number to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to ask questions or vote. Shareholders are encouraged to vote in advance of the Meeting. Even if you currently plan to participate in the live audio webcast for the Meeting, you are encouraged to consider voting in advance, so that your vote will be counted if you later decide not or are unable to attend the Meeting for any reason. To vote by online ballot through the live webcast platform, follow the below instructions: 1. Log in at https://web.lumiagm.com/413778557 on your browser at least 15 minutes before the Meeting starts 2. Click on “Control # / No de contrôle” 3. Enter your control number 4. Enter the password: “lightspeed2024” (case sensitive) 5. When the ballots have been opened, you will see them appear on your screen If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting. Proxyholders who have been duly appointed and registered with TSX Trust as described in the section titled “Appointment of Proxy” will receive a proxyholder control number by email from TSX Trust after the proxy voting deadline has passed. VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 5

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform and ask questions in real time. Registered shareholders and duly appointed proxyholders will be able to ask written questions through a dialog box or verbal questions via phone during the Meeting, which questions will be moderated by a Lumi Canada Inc. ("Lumi") representative and answered by the Chair of the Meeting or members of management of the Company. In order to ask a verbal question via phone, a registered shareholder or duly appointed proxyholder will need to send their phone number and question subject in the messaging tab. Depending on the question topic, the Lumi moderator will dial the shareholder or proxyholder in the conference to ask their verbal question during the formal or questions-and-answers portion of the Meeting. In order to address as many submissions as possible, shareholders and proxyholders are asked to be brief and concise and to cover only one topic per question. A Lumi moderator will group questions relating to the same matter, and will indicate when similar questions have been received. The Company does not intend to address questions at the Meeting that: • are irrelevant to the Company’s operations or to the business of the Meeting; • are related to non-public information about the Company; • are repetitive of questions submitted by other persons and have already been addressed; • include derogatory references; • relate to an individual concern that is not a matter of interest to shareholders generally, including personal grievances or disputes with the Company; • relate to proposals that were not previously submitted properly in accordance with the Company’s by-laws or the CBCA; or • are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment. As mentioned above, general questions that are not relevant to the business of the Meeting will not be addressed during the Meeting, and shareholders are instead encouraged to submit those as indicated in the "Statement of Corporate Governance Practices – Shareholder Engagement" section below. For any general questions submitted but not addressed during the Meeting, a member of the Company’s management will attempt to contact such shareholder to respond to the submission to the extent the shareholder has provided an email address within their submission. If a registered shareholder or duly appointed proxyholder encounters any issues connecting to, asking questions or voting at the Meeting, a Lumi representative will be available to assist at support-ca@lumiglobal.com. Joining the Meeting as a Guest Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to ask questions or vote during the Meeting. Guests can also listen to the Meeting by following the instructions below: 1. Log in at https://web.lumiagm.com/413778557 on your browser 2. Click on “GUEST / INVITÉ” 3. Provide your name and email address (no password is required for guests) It is your responsibility to ensure internet connectivity for the duration of the Meeting and you should allow ample time to log in to the Meeting online before it begins. VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 6

Non-Registered Shareholders/Appointees Obtaining a Control Number to Vote During the Meeting You or your duly appointed proxyholder must complete the additional step of registering the proxyholder by either completing the electronic form available at https://www.tsxtrust.com/control-number-request or by calling TSX Trust at 1-866-751-6315 (toll free in Canada or the United States) or 1-416-682-3860 (other countries) by no later than 11:00 a.m. (ET) on July 30, 2024 (or, if the Meeting is adjourned or postponed, forty-eight (48) hours (Saturdays, Sundays and holidays excepted) before the time at which the Meeting is reconvened). Failing to properly register your proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest. Solicitation of Proxies This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the Meeting, at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company. Notice-and-Access As permitted by Canadian securities regulators, Lightspeed is using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators ("CSA")) to deliver the Meeting materials, including this Circular, to both its registered and non-registered shareholders. Lightspeed is also using notice-and-access to deliver its annual consolidated financial statements to its registered and non-registered shareholders. This means that the Circular and the annual consolidated financial statements of the Company (the "Proxy Materials") are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Lightspeed's printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption. Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive proxy materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of the Proxy Materials, shareholders will receive a notice with information about how they can access the Proxy Materials electronically and how to request a paper copy (the "Notice of Availability"). The Proxy Materials are available at www.meetingdocuments.com/TSXT/LSPD/, on Lightspeed's website at investors.lightspeedhq.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Shareholders may request a paper copy of Proxy Materials, at no cost, up to one year from the date this Circular was filed on SEDAR+. Shareholders may make such a request at any time prior to the Meeting (a) on the web at www.meetingdocuments.com/TSXT/LSPD/; (b) by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries); (c) by contacting TSX Trust by email at tsxt- fulfilment@tmx.com; and (d) by contacting the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. Shareholders must allow a period of three (3) business days for processing such a request as well as usual mailing times. To receive the Proxy Materials in advance of the proxy voting deadline and the Meeting, requests for paper copies must be received by no later than 5:00 p.m. (ET) on July 17, 2024. If a shareholder requests a paper copy of the Proxy Materials, another form of proxy or voting instruction form will not be sent, such that shareholders should retain the one received with the Notice of Availability for voting purposes. VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 7

After the Meeting, requests for paper copies of the Proxy Materials may be made by calling the same numbers or sending an email to the same email indicated above, and the Proxy Materials will then be sent within ten (10) calendar days of such request. Appointment of Proxy The individuals named in the accompanying form of proxy (the "Management Appointees") are, for purposes of the Meeting, shareholders and officers and/or directors of the Company, as applicable. A shareholder wishing to appoint some other person to represent such shareholder at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proxy. The cost of the mailing and solicitation will be borne by the Company. A proxy will not be valid for the Meeting unless the completed form of proxy is delivered to TSX Trust: (i) by internet at www.meeting-vote.com; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1; (iv) by fax to 1-416-595-9593; or (v) by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than July 30, 2024 at 11:00 a.m. (ET). If you have any questions about or require assistance in completing your form of proxy, please contact TSX Trust at 1-800-387-0825 (toll free in Canada and the United States) or 416-682-3860 (other countries) or by email at shareholderinquiries@tmx.com, or the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. Voting by Proxy at the Meeting A shareholder or the person they appoint as their proxy will need to either complete the electronic form available at https://www.tsxtrust.com/control-number-request or call TSX Trust at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 11:00 a.m. (ET) on July 30, 2024 to request a control number to be represented or vote at the Meeting. It is the responsibility of the shareholder or their proxy to contact TSX Trust to request a control number. Without the control number, proxyholders will not be able to participate at the Meeting. VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 8

Revocation of Proxy In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited with TSX Trust: (i) by internet at www.meeting-vote.com; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1; (iv) by fax to 1-416-595-9593; or (v) by touch-tone phone toll-free at 1-888-489-7352, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting. Exercise of Discretion by Proxies The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote for (or against or withhold from voting, as applicable) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors, and FOR the advisory, non-binding resolution in respect of the Company's approach to executive compensation. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement. Voting Shares and Principal Holders Thereof As of June 26, 2024, there were 151,483,878 subordinate voting shares issued and outstanding. Each subordinate voting share entitles its holder to one vote with respect to the matters voted at the Meeting. To the knowledge of the directors and executive officers of Lightspeed, as of June 26, 2024, there are no persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of our subordinate voting shares other than the following: SHARES OWNED NAME OF SHAREHOLDER Number of Subordinate Voting Shares Percentage of Outstanding Shares Caisse de dépôt et placement du Québec ("Caisse") 24,286,219 16.03%(1) Fidelity (Canada)(2) 17,623,613 11.63%(3) (1) Figure represents ownership on a non-diluted basis. On a fully-diluted basis, Caisse owns 14.31% of the issued and outstanding shares of the Company. (2) Shares held beneficially and of record by FIL Limited, Fidelity Investments Canada ULC and certain of its affiliates (collectively, "Fidelity"). The number of issued and outstanding shares reported as being under the control or direction of Fidelity is based on Form 62-103F3 as filed with the CSA through SEDAR+ on March 8, 2024. (3) Figure represents ownership on a non-diluted basis. On a fully-diluted basis, Fidelity owns 10.39% of the issued and outstanding shares of the Company. VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 9

Non-Registered Shareholders Only registered shareholders as of the close of business on June 3, 2024 (the “Record Date”) or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, subordinate voting shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her subordinate voting shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with NI 54-101, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non- Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada or the United States) for this purpose. Non-Registered Holders will be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number. The purpose of this procedure is to permit Non- Registered Holders to direct the voting of the subordinate voting shares that they beneficially own. Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting virtually (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered. A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary. We are not sending proxy-related materials to beneficial owners who have declined to receive them in order to save mailing costs and abide by the instructions of our declining beneficial owners. Non-Objecting Beneficial Owners (NOBOs) Under applicable securities legislation, a beneficial owner of securities is a "non-objecting beneficial owner" (or "NOBO") if such beneficial owner has or is deemed to have provided instructions to the intermediary holding the securities on such beneficial owner’s behalf not objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with said legislation. These securityholder materials are being sent to both registered and non-registered owners of the securities. Objecting Beneficial Owners (OBOs) Under applicable securities legislation, a beneficial owner is an "objecting beneficial owner" (or "OBO") if such beneficial owner has or is deemed to have provided instructions to the intermediary holding the securities on such beneficial owner’s behalf objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with such legislation. If you are an OBO, you received these materials from your intermediary or its agent (such as Broadridge), and your intermediary is required to seek your instructions as to how to vote your subordinate voting shares. Lightspeed has agreed to pay for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 10

as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your intermediary as specified in the enclosed voting instruction form. VOTING AND PROXIES MANAGEMENT INFORMATION CIRCULAR 11

BUSINESS OF THE MEETING ANNUAL CONSOLIDATED FINANCIAL STATEMENTS The Company is using notice-and-access to deliver its audited consolidated financial statements for Fiscal 2024 to its shareholders. The audited consolidated financial statements for Fiscal 2024, the management's discussion and analysis and the report of the auditors thereon are included in the Company's annual report, which is accessible at www.meetingdocuments.com/TSXT/LSPD/, on SEDAR+ at sedarplus.com, on EDGAR at sec.gov, and on our website at investors.lightspeedhq.com. Shareholders may request to receive paper copies of the financial statements at no cost by following the instructions on the Notice of Availability. ELECTION OF DIRECTORS Under the Company's articles, the Board is to consist of a minimum of three and a maximum of 15 directors as determined from time to time by the directors. Currently, the Board consists of seven directors: Patrick Pichette, Dax Dasilva, Dale Murray, Manon Brouillette, Nathalie Gaveau, Paul McFeeters and Rob Williams, all of whom are standing for election at this Meeting. Under the Canada Business Corporations Act ("CBCA"), a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors so appointed, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. On September 26, 2023, we announced that Lightspeed had re-appointed Manon Brouillette to its Board effective October 1, 2023. Ms. Brouillette has over 20 years of experience as the head of global technology, media and telecommunications companies. Her appointment reinforces Lightspeed's customer-centric vision. Nomination Process The process to nominate the Company’s directors is described in the section entitled “Nomination of Directors” in the Statement of Corporate Governance Practices of this Circular. Nominees The following tables include profiles of each director nominee with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, if applicable, ownership of Lightspeed securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. Except where authorization to vote with respect to the election of the seven director nominees is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR electing Patrick Pichette, Dax Dasilva, Dale Murray, Manon Brouillette, Nathalie Gaveau, Paul McFeeters and Rob Williams. The election of directors at the Meeting will be governed by the majority voting requirements under the CBCA, which took effect in August 2022. The CBCA requires that in an uncontested election of directors, such as the one planned for the Meeting, a nominee must receive a majority of the votes cast for their election in order to be elected as a director. If a nominee fails to receive that level of support, they will not be elected, although they may continue to serve up to 90 days after the election. ELECTION OF DIRECTORS MANAGEMENT INFORMATION CIRCULAR 12

Patrick Pichette Age 61 London, UK Director since 2018 Independent Mr. Pichette is a General Partner at Inovia Capital, a Montreal based venture firm, which he joined in April 2018. Mr. Pichette previously served as Senior Vice President and Chief Financial Officer of Google Inc. from August 2008 until May 2015. Prior to joining Google, from January 2001 until July 2008, Mr. Pichette served as an executive officer of Bell Canada Enterprises Inc., including, in his last position, as President, Operations for Bell Canada, and previously as Executive Vice President, Chief Financial Officer, and Executive Vice President of Planning and Performance Management. Prior to joining Bell Canada Enterprises Inc., from 1996 to 2000, Mr. Pichette was a principal at McKinsey & Company. Prior to that, from 1994 to 1996, he served as Vice President and Chief Financial Officer of Call-Net Enterprises Inc., a Canadian telecommunications company. Mr. Pichette was previously a member of the board of directors of Twitter, Inc. from December 2017 to October 2022. Mr. Pichette was also previously a director of Bombardier Inc. from October 2013 to November 2017 and of Amyris, Inc., a renewable products company, from March 2010 to May 2013. Mr. Pichette holds a Master of Arts degree in philosophy, politics, and economics from Oxford University, where he attended as a Rhodes Scholar, and a Bachelor of Arts degree in Business Administration from Université du Québec à Montréal. Area of Expertise Board/Committee Membership Fiscal 2023 Votes For Public Board Memberships Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A Board of Directors, Interim Chair of the Board Audit Committee CNG Committee 96.51% 94,952,523 - Securities Held as at June 26, 2024 Number of subordinate voting shares Number of options Number of DSUs Number of RSUs Number of PSUs - - - - - ELECTION OF DIRECTORS MANAGEMENT INFORMATION CIRCULAR 13

ELECTION OF DIRECTORS



Dax Dasilva

Age 48
Québec, Canada
Director since 2005
Not Independent (Chief Executive Officer)

Mr. Dasilva has been a director of Lightspeed since he founded the Company in 2005, and has been reappointed as permanent Chief Executive Officer on May 16, 2024, after serving as interim Chief Executive Officer since February 15, 2024. Prior to that, Mr. Dasilva had been serving as Executive Chair of the Board since February 2022. Prior to serving as Executive Chair, Mr. Dasilva served as Lightspeed's Chief Executive Officer until February 2022. Under Mr. Dasilva's leadership, Lightspeed has grown into a global business with offices in North America, Europe and Asia-Pacific. Mr. Dasilva has over 20 years of entrepreneurship experience and has received numerous awards and recognitions, including the 2024 C100 Icon of Canadian Entrepreneurship Award, the CGLCC 2023 2SLGBTQI+ Business Leadership Legacy Award, the 2019 Globe and Mail Innovator of the Year, the Ernst & Young Entrepreneur of the Year Award in 2012, Startup Canada's Entrepreneur of the Year Award in 2016 for both Quebec and Canada and Start Proud's Technology Leader Award in 2018. He was named one of the 100 Most Intriguing Entrepreneurs by Goldman Sachs at the 2017 Builders + Innovators Summit. In addition, in 2015, Mr. Dasilva founded Never Apart, a non-profit organization offering creative space for cultural programming with global reach and impact. In 2021, Mr. Dasilva launched Age of Union, a non-profit environmental alliance that supports and makes visible a global community of changemakers working on-the-ground to protect the planet's threatened species and ecosystems. Age of Union seeks to inspire through conservation efforts that solve critical environmental challenges around the world and spark high-impact change by showing the positive impact that every individual can make.

Area of Expertise	Board/Committee Membership	Fiscal 2023 Votes For	Public Board Memberships
Executive Leadership Innovation/Technology Strategy/M&A Sustainability	Board of Directors	98.61% 97,021,779	-

Securities Held as at June 26, 2024				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
13,968,256	647,168	24,823	76,798	-

MANAGEMENT INFORMATION CIRCULAR 14

lightspeed

ELECTION OF DIRECTORS



Dale Murray

Age 54
Cobham, UK
Director since 2022
Independent

Ms. Murray is a successful technology entrepreneur with extensive board experience in the UK, US and Australia. Ms. Murray is a non-executive director at Xero, a global cloud accounting company, the Cranemere Group, an investment company, LendInvest plc, a UK property finance company, and Jupiter Fund Management plc, a UK asset manager. Ms. Murray started her career at PwC then Vodafone in New Zealand, followed by Pearson in the UK. Ms. Murray co-founded and led the software business Omega Logic, which launched electronic mobile phone top-ups in Britain alongside the mobile phone networks and other top-up solution providers. Additionally, Ms. Murray has served on the Business Taskforce for David Cameron, the former British Prime Minister, and was a non-executive director at the UK Government's Department for Business. Debretts named Ms. Murray one of the "500 most influential people in Britain" in 2015. Ms. Murray was honoured with a CBE in 2013 by HM Queen Elizabeth II for services to business. Ms. Murray qualified as a Chartered Accountant with the New Zealand Institute of Chartered Accountants and holds an MBA from London Business School.

Area of Expertise	**Board/Committee Membership**	**Fiscal 2023 Votes For**	**Public Board Memberships**
Executive Leadership Governance / Risk Management Innovation / Technology Strategy / M&A	Board of Directors CNG Committee, Chair	91.82% 90,348,235	Jupiter Fund Management plc LendInvest plc Xero Ltd

Securities Held as at June 26, 2024				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
300	40,802	24,414	-	-

MANAGEMENT INFORMATION CIRCULAR 15

Manon Brouillette Age 56 Québec, Canada Director since 2023 Independent Ms. Brouillette serves as Chair of the board of directors of Hydro-Québec, the largest renewable energy company in eastern Canada. Prior to that, she spent two years with the US telecom leader Verizon, where she acted, among other positions, as CEO of the Consumer Group & EVP of Verizon. From 2004 to 2019, she held various executive roles at Vidéotron and acted as President and CEO from 2013 to 2019. Under her leadership, the company became Canada's most rapidly expanding telecommunications provider. Ms. Brouillette has served on the boards of private and public international companies, including the National Bank of Canada (TSX: NA), France-based SFR, U.S.-based Altice USA (NYSE: ATUS), Sonder Holdings (SOND.NA) and Beauty For All Industries (BFAI). Ms. Brouillette provides strategic advice to international private equity and venture capital funds. She holds a Bachelor's degree from Université Laval and completed the Ivey Business School's Executive Program. Area of Expertise Board/Committee Membership Fiscal 2023 Votes For Public Board Memberships Executive Leadership Governance / Risk Management Strategy/M&A Sustainability Board of Directors N/A - Securities Held as at June 26, 2024 Number of subordinate voting shares Number of options Number of DSUs Number of RSUs Number of PSUs 214 42,851 15,973 - - ELECTION OF DIRECTORS MANAGEMENT INFORMATION CIRCULAR 16

ELECTION OF DIRECTORS



Nathalie Gaveau

Age 48
London, UK
Director since 2022
Independent

Nathalie Gaveau is a serial tech entrepreneur, board member and investor. She started out in M&A at Lazard before co-founding PriceMinister, one of the largest e-commerce marketplaces in Europe, subsequently acquired by Rakuten for $250 million, followed by Shopcade, a data-driven social marketplace sold to Lagardère. Nathalie has extensive international experience, including 6 years in Asia Pacific. She sits on the boards of Coca-Cola EuroPacific Partners (NASDAQ: CCEP), Sonepar and PortAventura World, and is a Senior Advisor to BCG Technology group (BCG X).

Area of Expertise	Board/Committee Membership	Fiscal 2023 Votes For	Public Board Memberships
Executive Leadership Governance / Risk Management Innovation / Technology Strategy/M&A	Board of Directors Risk Committee CNG Committee	98.31% 96,726,458	Coca-Cola EuroPacific Partners

Securities Held as at June 26, 2024				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
-	40,802	17,301	-	-

MANAGEMENT INFORMATION CIRCULAR 17

ELECTION OF DIRECTORS



Paul McFeeters

Age 69
Ontario, Canada
Director since 2018
Independent

Mr. McFeeters retired from OpenText in September 2014 where he had served as the Chief Financial Officer since June 2006. Mr. McFeeters has more than thirty years of C-level business experience, including previous employment as Chief Financial Officer of Platform Computing Inc., a grid computing software vendor from 2003 to 2006, and of Kintana Inc., a privately-held IT governance software provider, from 2000 to 2003. Mr. McFeeters also held President and CEO positions at MD Private Trust from 1997 to 2000. Between 1981 and 1996 Mr. McFeeters worked at Municipal Financial Corporation and held various progressive positions there including Chief Financial Officer, Chief Operating Officer, President and Chief Executive Officer. Mr. McFeeters was a member of the board of directors of Constellation Software Inc., a diversified software company, from 2014 to 2022 and served on its audit committee. From 2015 to August 2019, Mr. McFeeters was a board advisor for Hootsuite, a social media management company. From 2007 to January 2016, Mr. McFeeters was a member of the board of Blueprint Software Systems Inc., an enterprise requirements software solutions provider. Mr. McFeeters holds a B.B.A (Honours) from Wilfrid Laurier University and an MBA from Schulich School of Business at York University and is a Chartered Professional Accountant.

Area of Expertise	Board/Committee Membership	Fiscal 2023 Votes For	Public Board Memberships
Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A	Board of Directors Audit Committee, Chair Risk Committee	99.70% 98,093,186	-

Securities Held as at June 26, 2024				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
250,000	43,886	29,604	-	-

MANAGEMENT INFORMATION CIRCULAR 18

ELECTION OF DIRECTORS

Rob Williams

Age 56
Washington, United States
Director since 2018



Independent

Mr. Williams has over 25 years of leadership experience in eCommerce, retail and SaaS companies. In his near decade at Amazon (2006 to 2015), Mr. Williams held five senior leadership positions on both the Retail and Seller teams. In his last role, Mr. Williams led Amazon's Tier 1 Vendor team for Global Vendor Management. Prior to that, Mr. Williams led three business teams for Amazon's Seller Fulfillment by Amazon (FBA) division: the Seller Reimbursement and Recovery/Liquidations team, the Contact Reduction team, and the Defect Reduction team. Previously, he led the FBA Product Development Roadmap team. Before that role, Mr. Williams led Product Management for Amazon's Competitive Strategy and Negotiations Team. Prior to Amazon, Mr. Williams was on the leadership team of Magnolia Hi-Fi when they were acquired by Best Buy. Mr. Williams was promoted to National Director at Best Buy, where he led Sales Development for the Magnolia Home Theater store within a store project. Mr. Williams was at Magnolia Hi-Fi and Best Buy from September 1994 to June 2006. Prior to that in 1994 he was a criminal prosecutor under the City of Seattle's Trial Advocacy Program. Mr. Williams holds his Bachelor of Arts degree in Business Administration from the University of Washington and his Juris Doctor, Law from the Willamette University College of Law. He is also a guest lecturer on International Business for the University of Washington School of Business Administration and a keynote speaker on how to build a company culture of Disruptive Innovation and consults worldwide on eCommerce, retail and technology. Mr. Williams served as a member of the board of directors of Cymax Group from May 2021 to April 2024.

Area of Expertise	Board/Committee Membership	Fiscal 2023 Votes For	Public Board Memberships
Executive Leadership Retail/Hospitality Sales Accounting/Finance Innovation/Technology	Board of Directors Audit Committee Risk Committee, Chair	99.71% 98,099,232	-

Securities Held as at June 26, 2024				
Number of subordinate voting shares	Number of options	Number of DSUs	Number of RSUs	Number of PSUs
110,137	43,886	19,596	-	-

MANAGEMENT INFORMATION CIRCULAR 19

Corporate Cease Trade Orders and Bankruptcies Other than as disclosed below, to the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been within the 10 years before the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days. Patrick Pichette was a director of Boosted Boards, a private manufacturer of electronic skateboards and scooters, until May 2020. Boosted Boards made an assignment for the benefit of creditors in April 2020. The sale of assets and the liquidation have been completed. Individual Bankruptcies To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual. Penalties or Sanctions To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. ELECTION OF DIRECTORS MANAGEMENT INFORMATION CIRCULAR 20

APPOINTMENT OF AUDITORS PricewaterhouseCoopers LLP (“PwC”), chartered accountants, has served as auditors of the Company since the fiscal year ending on March 31, 2016. At the Company's last annual meeting of shareholders, 101,731,004 (99.92%) of votes cast were in favor of reappointing PwC as the Company's auditors. In Fiscal 2024, in addition to retaining PwC to report upon the annual consolidated financial statements of the Company, the Company retained PwC to provide various audit, audit-related, and non-audit services. Under its charter, the audit committee of the Company (the “Audit Committee”) is required to pre-approve all non- audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for such non-audit services and estimated fees thereof. Additional details regarding the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s annual information form, available under the Company’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov, and on the Company’s website at investors.lightspeedhq.com. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of PwC, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board. APPOINTMENT OF AUDITORS MANAGEMENT INFORMATION CIRCULAR 21

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION The Company is presenting a non-binding advisory vote on the Company's approach to executive compensation. The Company is committed to ensuring that its shareholders fully understand the objectives, philosophy and principles that the Board has applied in its approach to executive compensation decisions, and to providing shareholders with executive compensation disclosure that is clear and comprehensive. The Company endeavors to maintain an executive compensation program that aligns the interests of our executives with our shareholders' interests, so that we may attract, motivate and retain executives who will continue to create sustainable, long-term value for our shareholders. Please see the Compensation Discussion and Analysis section below for more information about our executive compensation. In 2023, we received strong support from shareholders with 96,593,949 (98.18%) of votes cast at our annual and special meeting in favor of the Company's approach to executive compensation. In addition, to gather further feedback on the Company's executive compensation program, members of management and the Board actively engaged with shareholders owning more than 50% of Lightspeed's shares throughout Fiscal 2024 as described in the section entitled "Shareholder Engagement" below. The Board and management of the Company have used and will use such feedback, with advice and consultation from its independent compensation consultant Compensia, to continue to help structure its future compensation frameworks and enhance its disclosure practices, including disclosure enhancements that can be found in this Circular in the section entitled "Principal Elements of Compensation — Short-Term Incentive Compensation". Except where authorization to vote with respect to the non-binding advisory resolution in respect of the Company's approach to executive compensation is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following non-binding advisory resolution in respect of the Company's approach to executive compensation: "BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company's management information circular delivered in advance of the 2024 annual meeting of shareholders." Approval of this resolution will require an affirmative vote of a majority of the votes cast by shareholders, voting together as a single class, attending the Meeting or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding on the Board or the Compensation, Nominating and Governance Committee. However, the Board and the Compensation, Nominating and Governance Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions. The Company will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting. OTHER BUSINESS As of the date of this Circular, the Board and management of the Company are not aware of any other items of business to be brought before the Meeting. ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION MANAGEMENT INFORMATION CIRCULAR 22

COMPENSATION OF DIRECTORS The Company’s director compensation program is designed to attract and retain the most qualified individuals to serve on the Board, while staying aligned with our shareholders' interests. We compete with large, global companies, both inside and outside of Canada, that in many cases have greater resources to attract qualified director candidates. The Board, through the Compensation, Nominating and Governance Committee (the "CNG Committee"), is responsible for reviewing and approving any changes to the directors' compensation program. In consideration for serving on the Board, each director who is not an executive officer or an employee (an "Outside Director") will be paid an annual cash retainer and an annual equity retainer, and will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. On February 15, 2024, the Company announced that Mr. Dasilva was reappointed to the role of interim Chief Executive Officer to succeed Mr. Chauvet. Mr. Pichette concurrently moved from the role of Lead Independent Director into the role of interim Chair of the Board. On May 16, 2024, the Company announced that Dax Dasilva had been reappointed as Lightspeed's permanent Chief Executive Officer, removing the interim tag from his title. During the portion of Fiscal 2024 that Mr. Dasilva served as Executive Chair of the Board, he was paid an annual cash and equity retainer and reimbursed for his reasonable out-of-pocket expenses. Mr. Chauvet did not receive additional compensation for serving as a director on the Board in Fiscal 2024. The Board retains ultimate authority to determine the form and amount of director compensation. In Fiscal 2024, the CNG Committee selected Compensia as its independent advisor to review the compensation of Outside Directors. In its review, Compensia analyzed the competitive position of the Company's director compensation program against the peer comparator group used to benchmark executive compensation and examined how director compensation levels, practices, and design features compared to members of the peer comparator group. Following this review by Compensia, the CNG Committee recommended, and the Board approved, updates to the Company's compensation program for Outside Directors and the Executive Chair as follows: • initial grants to new Outside Directors of $400,000 in equity incentives, split evenly between: (a) stock options vesting in equal annual tranches over three years and (b) DSUs which vest immediately but only settle upon the Outside Director ceasing to be on the Board; and • increases to cash and equity retainers as described in the section below entitled "Annual Retainers". These updates to the director compensation program were made effective October 1, 2023, with the exception of the stock option compensation which was granted on August 14, 2023, following the Company's annual meeting of shareholders and as part of its quarterly equity incentive grant cycle. In making these updates to the Company's director compensation program, the CNG Committee and the Board considered a number of factors, including: the director compensation benchmarking report, market-based adjustments recommended by Compensia, the historical performance of the Company, overall industry trends in director compensation, and the general macro-economic environment facing the Company. The compensation program for the Company's Outside Directors was designed in Fiscal 2024 such that, on a per- director basis, compensation for the Company's Outside Directors remains near the peer median, which is in line with the Company's target positioning. Further, the application of the director compensation program to the Executive Chair role was designed taking into consideration compensation for similar roles at peer companies. Annual Retainers Outside Directors will be entitled to be paid as members of the Board, and, with respect to Outside Directors and if applicable, as members of any committee of the Board, the following annual retainers: COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 23

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COMPENSATION DISCUSSION AND ANALYSIS

Position	Type of Fee	Amount per Year[1]	Amount per Year (Effective October 1, 2023)[2]
Chair and Lead Independent Director of the Board[3]	Cash Retainer[4]	$58,000	$58,000
	Equity Retainer[5]	$175,000	$190,000
Member of the Board	Cash Retainer[4]	$40,000	$40,000
	Equity Retainer[6]	$175,000	$190,000
Audit Committee Chair	Cash Retainer[4]	$20,000	$20,000
Audit Committee Member	Cash Retainer[4]	$10,000	$10,000
CNG Committee Chair[7]	Cash Retainer[4]	$15,000	$20,000
CNG Committee Member[7]	Cash Retainer[4]	$6,000	$10,000
Risk Committee Chair	Cash Retainer[4]	$15,000	$15,000
Risk Committee Member	Cash Retainer[4]	$6,000	$6,000

1. Reflects director compensation program for Fiscal 2024 from April 1, 2023 to September 30, 2023.
2. Updates to the director compensation program were made effective October 1, 2023, with the exception of the stock option compensation which was granted on August 14, 2023, following the Company's annual meeting of shareholders and as part of its quarterly equity incentive grant cycle.
3. The interim Chair of the Board, Mr. Pichette, continues to voluntarily elect to not receive any cash retainer or equity retainer. The CNG Committee and the Board, in consultation with Compensia, approved updates to the annual cash retainer for the Chair of the Board effective April 1, 2024. See the section below entitled "*Board Chair Compensation for the Fiscal Year Ending March 31, 2025*" for more information.
4. Each Board member may elect to receive up to 100% of his or her cash retainer in the form of DSUs.
5. From April 1, 2023 to September 30, 2023, the equity retainer of the Chair was comprised of $87,500 in the form of DSUs and $87,500 in the form of options. Effective October 1, 2023, the equity retainer of the Chair is comprised of $95,000 in the form of DSUs and $95,000 in the form of options.
6. From April 1, 2023 to September 30, 2023, the equity retainer of all other Outside Directors is comprised of $87,500 in the form of DSUs and $87,500 in the form of options. Effective October 1, 2023, the equity retainer of all other Outside Directors is comprised of $95,000 in the form of DSUs and $95,000 in the form of options.
7. Taking into consideration a number of factors including those stated in the prior section entitled "COMPENSATION OF DIRECTORS", the cash retainers for members of the CNG Committee were increased to achieve parity with the Audit Committee due in part to its oversight responsibilities for nominating matters and governance matters in addition to compensation matters.

The Company does not offer a meeting attendance fee for Board or Committee members. The total retainer is deemed to be full payment for the role of Outside Director or Chair, as applicable. An exception to this approach can be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The cash retainer and DSU portion of the equity retainer are paid on a quarterly basis with the number of DSUs to be issued based on the volume weighted average trading price on the TSX for the five trading days prior to such issuance. While the DSUs vest immediately, they are only paid out following the director ceasing to be on the Board. The options portion of the equity retainer is paid annually, or, in the case of a new Outside Director or Chair, on the Company's first grant date after the new individual's appointment, with the number of options to be issued based on the volume weighted average trading price on the TSX for the five trading days prior to such issuance. Options vest on the day immediately prior to the first annual meeting of shareholders after their grant date.

Mr. Chauvet did not receive additional compensation for serving as a director on the Board in Fiscal 2024.

A summary of the total compensation earned by each director during Fiscal 2024 can be found in the section entitled "*Total Compensation of Directors*".

Board Chair Compensation for the Fiscal Year Ending March 31, 2025

In connection with Mr. Dasilva moving from the Executive Chair position into the interim (and, since May 16, 2024, permanent) Chief Executive Officer position and Mr. Pichette concurrently moving from the Lead Independent Director position into the interim Chair of the Board position, the CNG Committee in consultation with Compensia reviewed the compensation framework for the Chair of the Board. The CNG Committee and Compensia reviewed and considered non-executive chair compensation offered by peer comparator groups and the broader technology industry. Following this review, the CNG Committee and the Board approved increasing the Chair's annual cash

MANAGEMENT INFORMATION CIRCULAR 24

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COMPENSATION DISCUSSION AND ANALYSIS

retainer from $58,000 to $100,000 ($40,000 of such cash retainer in recognition of services as a member of the Board and $60,000 of such cash retainer in recognition of the additional responsibilities as Chair of the Board) beginning in the fiscal year ending March 31, 2025. Mr. Pichette continues to voluntarily elect to not receive any cash retainer or equity retainer.

Director Share Ownership Guidelines

The Board has adopted share ownership guidelines pursuant to which each Outside Director is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to four times his or her annual cash retainer, through shares or DSUs (options are not included in the calculation of each Outside Director's share ownership requirements). The value of the securities is based on the greater of the market value of the shares and/or DSUs and the purchase price of the securities. Such ownership must have been achieved within five years of the later of (i) March 22, 2019 and (ii) the date the director was first appointed or elected to the Board, and subsequently be maintained for the duration of his or her tenure as director. After such time, if an Outside Director has not met or falls below the minimum ownership requirement, such director must elect to receive at least 50% of his or her annual cash retainer in the form of DSUs. The Board has resolved to waive the application of the share ownership guidelines to Mr. Pichette for so long as he continues to forego to receive his equity retainer for service on the Board, including as its Interim Chair, and its committees.

The below table describes the total equity holdings and compliance with the share ownership guidelines of each Outside Director as of the date hereof:

Name	Subordinate Voting Shares	Stock Options	DSUs	Market Value of Equity[1] ($)	Minimum Ownership Requirement[2] ($)	% of Achievement[3]
Patrick Pichette[4]	-	-	-	-	-	-
Paul McFeeters	250,000	43,886	29,604	$3,930,925	$264,000	1,489%
Rob Williams	110,137	43,886	19,596	$1,823,903	$260,000	702%
Nathalie Gaveau	-	40,802	17,301	$243,233	$224,000	109%
Dale Murray	300	40,802	24,414	$347,452	$240,000	145%
Manon Brouillette[5]	214	42,851	15,973	$227,571	$160,000	142%

1. Market value of equity is the sum of (a) the value of subordinate voting shares and (b) the value of DSUs that have not yet been paid out or distributed calculated based on the value of the subordinate voting shares, in each case where the value of the subordinate voting shares is based on a price of C$19.05 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 28, 2024 (the last trading day in Fiscal 2024), converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024 (the last trading day in Fiscal 2024). Stock options are excluded from this calculation since we do not count them towards the calculation of an Outside Director's share ownership requirements.
2. Each Outside Director is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to four times his or her annual cash retainer.
3. The percentage of achievement is calculated by dividing the sum of the market value of DSUs and the greater of (a) the market value of the subordinate voting shares and (b) the purchase price of the subordinate voting shares, then expressing the total as a percentage of the minimum ownership requirement applicable to such Outside Director. Stock options are excluded from the calculation of an Outside Director's share ownership requirements. The percentage achievement above is presented using only the market value of the subordinate voting shares.
4. The Board has resolved to waive the application of the share ownership guidelines to Mr. Pichette for so long as he continues to forego to receive his equity retainer for service on the Board, including as its interim Chair, and its committees.
5. On September 26, 2023, the Company announced the appointment of Ms. Brouillette to its board of directors, which appointment was effective on October 1, 2023.

MANAGEMENT INFORMATION CIRCULAR 25

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COMPENSATION DISCUSSION AND ANALYSIS

Equity Incentive Plan

The Company has adopted the Amended and Restated Omnibus Incentive Plan (as defined below) which allows for a variety of equity-based awards that provide different types of incentives to be granted to directors, executive officers, employees and consultants of the Company or any of its subsidiaries, including options, RSUs, PSUs and DSUs, collectively referred to as "awards". Detailed information about the Amended and Restated Omnibus Incentive Plan can be found in the Compensation Discussion and Analysis in the section entitled "*Amended and Restated Omnibus Incentive Plan*".

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates all outstanding option-based and share-based awards granted to the Outside Directors as of March 31, 2024:

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities underlying Unexercised Options(#)[1]	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[2] ($)	Share Based Awards (#)[3]	Value of Share-Based Awards that have not vested ($)[4]	Value of Vested Share-Based Awards Not Paid Out or Distributed ($)[4]
Patrick Pichette[5]	-	-	-	-	-	-	-
Paul McFeeters	7,500[6]	$6.00	November 8, 2025	60,442	26,708[13]	-	375,485
	4,209[7]	C$16.00	March 15, 2026	9,474			
	3,865[8]	C$43.20	August 26, 2026	-			
	4,040[9]	C$39.55	August 18, 2027	-			
	2,746[10]	C$117.62	August 20, 2028	-			
	9,234[11]	C$29.93	August 15, 2029	-			
	12,292[12]	C$22.76	August 14, 2030	-			
Rob Williams	7,500[14]	$5.00	August 3, 2025	67,942	17,887[15]	-	251,472
	4,209[7]	C$16.00	March 15, 2026	9,474			
	3,865[8]	C$43.20	August 26, 2026	-			
	4,040[9]	C$39.55	August 18, 2027	-			
	2,746[10]	C$117.62	August 20, 2028	-			
	9,234[11]	C$29.93	August 15, 2029	-			
	12,292[12]	C$22.76	August 14, 2030	-			
Nathalie Gaveau	15,278[16]	C$39.83	February 14, 2029	-	15,592[18]	-	219,206
	3,998[17]	C$39.83	February 14, 2029	-			
	9,234[11]	C$29.93	August 15, 2029	-			
	12,292[12]	C$22.76	August 14, 2030	-			
Dale Murray	15,278[16]	C$39.83	February 14, 2029	-	21,626[19]	-	304,038
	3,998[17]	C$39.83	February 14, 2029	-			
	9,234[11]	C$29.93	August 15, 2029	-			
	12,292[12]	C$22.76	August 14, 2030	-			
Manon Brouillette	30,675[20]	C$21.09	November 13, 2030	-	14,264[22]	-	200,536
	12,176[21]	C$21.09	November 13, 2030	-			

1. The options reflected in this column represent grants of options under the Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan. For a description of the terms of the options granted under the Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan, see "*Equity Incentive Plans*".
2. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 28, 2024, being C$19.05 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024.

MANAGEMENT INFORMATION CIRCULAR 26

3. The awards reflected in this column represent quarterly grants of DSUs under the Amended and Restated Omnibus Incentive Plan. Quarterly DSU grants are made on the first business day immediately following the last day of each fiscal quarter of the Company and are made in respect of services provided by the Outside Director or Chair, as applicable, during the preceding fiscal quarter. For a description of the terms of the DSUs granted under the Amended and Restated Omnibus Incentive Plan, see “Equity Incentive Plans”. 4. The value of share-based awards that have not yet vested, been paid out or distributed is calculated based on the closing price of the subordinate voting shares on the TSX on March 28, 2024, being C$19.05 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 5. Mr. Pichette continues to voluntarily elect to not receive any cash retainer or equity retainer in Fiscal 2024. 6. On November 8, 2018, Mr. McFeeters received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company’s common shares which occurred in connection with the Company's initial public offering in Canada (the "IPO") to acquire common shares under the Legacy Option Plan in connection with his appointment to the Board. 7. On March 7, 2019, Mr. McFeeters and Mr. Williams each received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company’s IPO. 8. On August 26, 2019, Mr. McFeeters and Mr. Williams each received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of their annual retainers. 9. On August 18, 2020, Mr. McFeeters and Mr. Williams each received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of their annual retainers. 10. On August 20, 2021, Mr. McFeeters and Mr. Williams each received a grant of 2,746 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of their annual retainers. 11. On August 15, 2022, Mr. McFeeters, Mr. Williams, Ms. Gaveau and Ms. Murray each received a grant of 9,234 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of their annual retainers. 12. On August 14, 2023, Mr. McFeeters, Mr. Williams, Ms. Gaveau and Ms. Murray each received a grant of 12,292 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of their annual retainers. 13. On April 3, 2023, July 4, 2023, October 2, 2023 and January 2, 2024, Mr. McFeeters received grants of 2,607, 2,387, 2,878 and 1,964 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2022, July 4, 2022, October 3, 2022 and January 3, 2023, Mr. McFeeters received grants of 1,255, 1,624, 2,181 and 2,828 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, Mr. McFeeters received grants of 412, 292, 366 and 928 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Mr. McFeeters received grants of 1,722, 1,002, 797 and 357 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Mr. McFeeters received grants of 282, 922, 1,031 and 873 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 14. On August 3, 2018, Mr. Williams received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company’s common shares which occurred in connection with its IPO) to acquire common shares under the Legacy Option Plan in connection with his appointment to the Board. 15. On April 3, 2023, July 4, 2023, October 2, 2023 and January 2, 2024, Mr. Williams received grants of 1,486, 1,361, 1,699 and 1,159 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2022, July 4, 2022, October 3, 2022 and January 3, 2023, Mr. Williams received grants of 1,173, 1,518, 2,205 and 1,612 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, Mr. Williams received grants of 166, 118, 209 and 868 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Mr. Williams received grants of 695, 405, 322 and 144 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Mr. Williams received grants of 250, 815, 911 and 771 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 16. On February 14, 2022, Ms. Gaveau and Ms. Murray each received a grant of 15,278 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 17. On February 14, 2022, Ms. Gaveau and Ms. Murray each received a grant of 3,998 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of their annual retainers, prorated for their respective effective start dates of January 24, 2022. 18. On April 3, 2023, July 4, 2023, October 2, 2023 and January 2, 2024, Ms. Gaveau received grants of 1,486, 1,361, 1,699 and 1,159 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On April 1, 2022, July 4, 2022, October 3, 2022 and January 3, 2023, Ms. Gaveau received grants of 525, 926, 1,243 and 1,612 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On February 14, 2022, Ms. Gaveau received a grant of 5,581 DSUs under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 19. On April 3, 2023, July 4, 2023, October 2, 2023 and January 2, 2024, Ms. Murray received grants of 2,421, 2,216, 2,771 and 1,891 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On April 1, 2022, July 4, 2022, October 3, 2022 and January 3, 2023, Ms. Murray received grants of 764, 1,379, 1,977 and 2,626 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On February 14, 2022, Ms. Murray received a grant of 5,581 DSUs under the Amended and Restated Omnibus Incentive Plan as an initial grant COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 27

for joining the Board pursuant to the director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 20. On November 13, 2023, Ms. Brouillette received a grant of 30,675 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the director compensation program described in the section entitled "COMPENSATION OF DIRECTORS" 21. On November 13, 2023, Ms. Brouillette received a grant of 12,176 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer, prorated for her effective start date of October 1, 2023. 22. On November 13, 2023, Ms. Brouillette received a grant of 13,105 DSUs under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". On January 2, 2024, Ms. Brouillette received a grant of 1,159 DSUs under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 28

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COMPENSATION DISCUSSION AND ANALYSIS

Incentive Plan Awards-Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Outside Director during Fiscal 2024:

Name	Option-based awards - value vested during the year[1] ($)	Share-based awards - value vested during the year[2] ($)
Patrick Pichette[3]	-	-
Paul McFeeters	-	156,319
Rob Williams	-	90,683
Nathalie Gaveau	-	90,683
Dale Murray	-	147,814
Manon Brouillette	-	228,480

1. Represents the value of the potential gains from options that vested during Fiscal 2024. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options vested, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. Actual value realized will be the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised.
2. Values are calculated based on the number of units vested and the actual realized gains resulting from vesting of the subordinate voting shares on the TSX (converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024), in each case on the vesting date. Realized gains reflect the closing price of the Company's subordinate voting shares on the TSX on the applicable vesting date.
3. Mr. Pichette continues to voluntarily elect to not receive any cash retainer or equity retainer in Fiscal 2024.

Total Compensation of Directors

The following table shows the total compensation paid to each Outside Director in Fiscal 2024:

Name	Fees Paid ($)	Share Based Awards[1] ($)	Option-Based Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)[3]	Total ($)
Patrick Pichette[4]	-	-	-	-	-	-	-
Paul McFeeters[5]	-	157,250	95,000	-	-	-	252,250
Rob Williams[5]	67,275	91,250	95,000	-	-	-	253,525
Nathalie Gaveau[5]	54,000	91,250	95,000	-	-	-	240,250
Dale Murray[5]	-	148,750	95,000	-	-	-	243,750
Manon Brouillette[5]	10,000	223,750	279,384	-	-	-	513,134

1. Share-based awards paid during Fiscal 2024 included DSUs granted on April 3, 2023, July 4, 2023, October 2, 2023 and January 2, 2024, respectively. In addition, on November 13, 2023, DSUs were granted to Ms. Brouillette as an initial grant for joining the Board pursuant to the director compensation program described in the section entitled "*COMPENSATION OF DIRECTORS*". The value of share-based awards paid during Fiscal 2024 is calculated based on the grant date fair value of the awards granted under the Amended and Restated Omnibus Incentive Plan. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX for the five days prior to the grant date and differs from the accounting fair value determined in accordance with *IFRS 2 Share-based Payment* which is equal to the closing price of the shares on the NYSE on the grant date.
2. Option-based awards paid during Fiscal 2024 were stock options granted on August 14, 2023 and, in the case of the initial grant and annual retainer to Ms. Brouillette in respect of her appointment to the Board, November 13, 2023. The value of option-based awards paid during Fiscal 2024 is calculated based on the grant date fair value of the awards granted under the Amended and Restated Omnibus Incentive Plan, which has been calculated using the Black-Scholes method incorporating the volume

MANAGEMENT INFORMATION CIRCULAR 29

weighted average trading price on the TSX for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 Share-based Payment because the accounting fair value determined in accordance therewith is calculated incorporating the closing price of the shares on the NYSE on the grant date as opposed to the volume weighted average trading price on the TSX for the five trading days prior to the grant date. 3. None of the Outside Directors were paid perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees. 4. Mr. Pichette continues to voluntarily elect to not receive any cash retainer or equity retainer. 5. Mr. McFeeters and Ms. Murray elected to receive their cash retainers entirely in the form of DSUs. Mr. Williams, Ms. Gaveau and Ms. Brouillette elected to receive their cash retainers entirely in the form of cash. Outside Directors do not receive non-equity incentive plan compensation, pensions or any other compensation. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 30

EXECUTIVE COMPENSATION Introduction The following discussion describes our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our Chief Executive Officer, former Chief Executive Officer, Chief Financial Officer, President, Chief Legal Officer and Corporate Secretary, Chief Product and Technology Officer and former Chief Product and Technology Officer of the Company (collectively, the “Named Executive Officers” or “NEOs”), namely: • Dax Dasilva, Chief Executive Officer*; • Jean Paul Chauvet, former Chief Executive Officer*; • Asha Hotchandani Bakshani, Chief Financial Officer; • Jean-David Saint-Martin, President; • Dan Micak, Chief Legal Officer and Corporate Secretary; • John Shapiro, Chief Product and Technology Officer**; and • Ryan Tabone, former Chief Product and Technology Officer**. Full year compensation is presented in the Summary Compensation Table below. See "Named Executive Officers' Compensation — Summary Compensation Table". *On February 15, 2024, the Company announced that Mr. Dasilva was reappointed to the role of interim Chief Executive Officer to succeed Mr. Chauvet effective immediately. Mr. Chauvet correspondingly departed the Company. On May 16, 2024, the Company announced that Mr. Dasilva had been reappointed as Lightspeed's permanent Chief Executive Officer, removing the interim tag from his title. **On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Tabone correspondingly departed the Company in April 2024. Overview Lightspeed operates in a dynamic and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Company needs to attract, retain and engage a highly talented team of executive officers. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our culture, which is at the foundation of our success and remains a pivotal part of our everyday operations. We will continue to evaluate our philosophy and compensation program as circumstances require and plan to continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the competitive market for experienced and qualified senior executives, market compensation data gathered from peer comparator groups of public companies with similar attributes to us and the relative positioning of our compensation structure, our Company's overall performance, the cost to us if we were required to find a replacement for a key employee and the general macro-economic environment facing the Company. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 31

The above graph compares the total shareholder return on a C$100 investment in our subordinate voting shares to the same investment in the S&P 500 Index, the S&P/TSX Composite Index and the S&P North American Technology Software Index (collectively, the "Indices") over the same period. The above graph shows how a C$100 investment in Lightspeed on March 8, 2019 (the date our shares began trading on the TSX in connection with our IPO), with a closing share price of C$18.90 on such date, would have grown to approximately C$101 on March 28, 2024 (the last trading day in Fiscal 2024), with a closing share price of C$19.05 on such date. As illustrated in the graph above, due to significant market volatility in the software and technology sector as a result of, among other things, changing interest rates, inflation, changes in consumer spending, macroeconomic uncertainty and certain geopolitical developments, during Fiscal 2024 the total shareholder return on our subordinate voting shares has seen a reduction relative to the Indices. Our compensation program is aimed to ensure that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Lightspeed, a substantial portion of compensation paid to our executive officers is in the form of long- term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our share price. We believe the table below illustrates each NEO's equity incentive holdings as of the end of Fiscal 2024 and the retentive value of unvested equity awards. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 32

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

		RSUs			Options			Total
Name	Base Salary	Total Vested SUs	Total Unvested SUs	Value of Unvested SUs[1]	Total Vested Options	Total Unvested Options	Value of Unvested Options[1]	Value of Unvested Equity[1]
Dax Dasilva *Chief Executive Officer*[2]	$1	37,526	1,348	$18,951	383,320	125,267	$—	$18,951
Asha Hotchandani Bakshani *Chief Financial Officer*	$371,000	20,277	68,669	$965,411	253,499	838,236	$295,051	$1,260,462
Jean-David Saint-Martin *President*	$300,000	5,724	56,123	$789,028	395,292	590,058	$393,385	$1,182,413
Dan Micak *Chief Legal Officer & Corporate Secretary*	$305,000	5,252	51,133	$718,874	262,574	334,171	$139,433	$858,307
John Shapiro[3] *Chief Product and Technology Officer*	$425,000	-	24,382	$342,784	9,081	278,192	$14,890	$357,674

1. Based on a price of C$19.05 and $14.06 per subordinate voting share, being the closing prices of the subordinate voting shares on the TSX or NYSE, as applicable, on March 28, 2024 (the last trading day in Fiscal 2024), converted into U.S. dollars in the case of TSX-referenced options and RSUs using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024.
2. In connection with his appointment to the role of Chief Executive Officer, Mr. Dasilva has voluntarily assumed a base salary of C$1 to help facilitate the Company's long term profitable growth strategy. Mr. Dasilva did not receive any long-term incentive compensation in his capacity as an NEO of the Company in Fiscal 2024. Mr. Dasilva received stock options and DSUs pursuant to the Company's director compensation framework for his service as Executive Chair in Fiscal 2024. See the section entitled "*COMPENSATION OF DIRECTORS*" for details on the Company's director compensation framework.

Share price performance, however, is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions.

MANAGEMENT INFORMATION CIRCULAR 33

Compensation Discussion and Analysis Compensation Philosophy and Objectives Lightspeed's approach to compensation is to reward performance through multiregional competitive pay programs. Lightspeed believes that the Company's compensation programs should balance fairness, profitability and parity while attracting and retaining talented employees who will contribute to Lightspeed's long-term success. The compensation framework aims to ensure that a significant component of compensation is comprised of “at-risk” compensation which tracks factors that influence company performance and stakeholder value. Major components include base salary, and short-term and long-term incentive plans. The Lightspeed executive compensation program is designed to achieve the following objectives: • provide market-competitive compensation opportunities to attract, retain and motivate high performing and experienced executive officers and talent, whose knowledge, skills and level of impact are critical to our success; • provide a compensation framework that is fair, equitable and consistent across the Company; • engage executive officers and talent in the achievement of Lightspeed’s business objectives, encouraging teamwork, the building of a high performing organization and nurturing company values; • align the interests of executive officers and talent with those of the Company’s stakeholders by designing compensation to be affordable and providing a meaningful portion of compensation tied to the short-term and long-term objectives of the business; and • motivate executive officers and employees to achieve the Company's strategic and financial goals with pay- for-performance alignment. Fiscal 2024 Company Performance Highlights Despite challenging macroeconomic conditions, Lightspeed achieved total revenue of $909 million for Fiscal 2024. The Company successfully launched its initiative to offer its POS and payments solutions as one unified offering in its core geographies globally, improving the overall customer experience and accelerating the adoption of the Company's tailored financial solutions. The Company expanded the adoption of its flagship solutions, including within its ideal customer profile of complex, high-GTV customers. Additionally, the Company continued to improve its operating model as part of its focus on long term profitable growth. These important results, among other achievements in Fiscal 2024, are a testament to the talent and leadership of Lightspeed's senior management team in driving and delivering disciplined growth year-over-year, which Lightspeed believes is important for long term shareholder value creation. Compensation Governance We endeavor to maintain strong governance standards in our policies and practices related to executive compensation. Below is a summary of our key compensation and corporate governance practices. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 34

Compensation and Governance Practices Highlights ✓ Shareholder engagement Actively engage in dialogue with our shareholders and incorporate feedback into our executive officer compensation program and broader employee equity incentive program ✓ Performance-based LTIP Significant portion of compensation for the former Chief Executive Officer and Chief Financial Officer in Fiscal 2024 was at risk, based on both the Company's absolute performance and performance relative to a benchmark index ✓ LTIP aligned with creating long- term, sustained shareholder value Our long-term incentive compensation granted to NEOs has also historically included the use of time-based vesting options, which generally vest over a four-year period. NEOs do not realize the intended benefit of such options unless the Company delivers strong performance that creates sustained shareholder value over time ✓ One-year cliffs for LTIP vesting Significant use of one-year cliffs before vesting of equity incentive awards to new hires to promote retention. Performance-based stock options granted to the former Chief Executive Officer and Chief Financial Officer in Fiscal 2022 have greater than one year vesting cliff ✓ Performance-based STIP Short-term incentive compensation is paid to NEOs based on the Company's achievements against rigorous revenue, Adjusted EBITDA, added monthly recurring revenue, aggregate product net promoter score ("NPS") and employee engagement targets ✓ Stringent CEO share ownership requirements CEO is required to own, directly or indirectly, a minimum of securities of the Company representing five times his or her annual base salary, through subordinate voting shares or restricted share units ✓ Advisory vote on NEO compensation The Company presents a non-binding advisory vote on the Company's approach to executive compensation. The Board and CNG Committee takes into the account the outcome of the advisory vote when considering future executive compensation decisions. At the last annual shareholders meeting, the Company received 98.18% votes in support of the Company's approach to executive compensation in Fiscal 2023 ✓ Regular reviews of executive officer compensation and peer group data The CNG Committee and the Board, with the advice of management and outside advisors, review at least annually executive officer compensation and utilize peer public company data in such review ✓ Independent compensation consultant The CNG Committee and Board selected Compensia, a US-based independent compensation consulting firm, to provide advice in connection with director and executive officer compensation matters in Fiscal 2024 ✓ CNG Committee Oversight The CNG Committee reviews and pre-approves employee compensation arrangements above certain value thresholds ✓ Robust compensation risk oversight The Company has comprehensive and robust risk management practices, including hedging prohibitions and clawback policies as discussed below Compensation Risk Oversight The Board provides regular oversight of Lightspeed’s risk management practices, and delegates to the CNG Committee responsibility for the Company’s overall compensation philosophy and overseeing matters related to executive and director compensation. In respect of Fiscal 2024, the CNG Committee and Board concluded that there were no identified risks arising from the Company’s compensation policies or practices that are likely to have a material adverse effect on the Company. The CNG Committee and Board have concluded that the Company has policies and practices to ensure that management does not have incentives to take inappropriate or excessive risks including, among other things, the following: COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 35

• an appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation; • quantitative metrics to determine the amount of awards earned by NEOs under Lightspeed’s short-term incentive compensation plan; • performance-based option grants designed for Lightspeed's Chief Financial Officer and former Chief Executive Officer to reflect a strong “pay for performance” philosophy; • review and approval by the CNG Committee of employee compensation arrangements above certain value thresholds; • Board and CNG Committee discretion to adjust the amount (if any), targets for and timing of the payout of awards under the Company’s short-term incentive programs, to take into account the quality of results and the level of risk required to achieve results; • retention of independent compensation consultants and advisors to deliver independent advice on executive compensation and related matters; • clawback policies (as described below); • periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to management and long-term share-based exposure to the risks management undertakes; • an insider trading policy that prohibits hedging (as described below); • a comprehensive Code of Conduct and Whistleblower Policy that encourages reporting imprudent corporate behavior; and • a CNG Committee comprised entirely of independent directors. Hedging Prohibition The Company’s insider trading policy provides that all insiders and certain employees of Lightspeed, including its directors, officers and employees in a financial reporting oversight role or investor relations role, are prohibited from buying, selling or entering into (i) any short sale of securities of Lightspeed, (ii) any put options, call options or other rights or obligations to buy or sell securities of Lightspeed, (iii) any derivative instruments, agreements or securities, the market price, value or payment obligations of which are derived from, referenced to or based on the value of securities of Lightspeed, and (iv) any other derivative instruments, agreements, arrangements or understandings (commonly known as equity monetization transactions) the effect of which is to alter, directly or indirectly, the director’s, officer’s or employee's economic interest in securities of Lightspeed or economic exposure to the Company. Clawback Policy The Company implemented a formal clawback policy concurrently with the closing of the IPO as an additional approach to mitigate compensation risk. The clawback policy enables the Board to require reimbursement of all or a portion of compensation received by an executive officer pursuant to awards made under the Company’s short-term and long-term incentive plans upon material financial restatements due to an executive officer engaging in prohibited conduct causing, in whole or in part, the need for the restatement. To date, the Company has not encountered a situation where a compensation reimbursement or adjustment has been required in the circumstances described above. In addition, in Fiscal 2024 the Company adopted a supplemental clawback policy in accordance with Section 10D and Rule 10D-1 of the U.S. Exchange Act and the applicable NYSE listing standards (the "NYSE Clawback Policy"). The NYSE Clawback Policy enables the CNG Committee, to the extent permitted by law, to require reimbursement of erroneously awarded cash and equity incentive compensation from former and current covered executive officers in the event of an accounting restatement due to any material non-compliance of the Company with financial reporting requirements under applicable securities laws in relation to its listing on the NYSE. In the event of an accounting restatement, recovery under the NYSE Clawback Policy applies to the three completed fiscal years immediately preceding the restatement date and regardless of whether misconduct has occurred. Shareholder Engagement The Board and CNG Committee review and consider evolving best compensation governance practices and policies. At the Meeting, the Company will present a non-binding advisory vote on the Company's approach to executive COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 36

compensation as part of its broader investor outreach efforts. The Company values the feedback of its shareholders on its executive compensation program and corporate governance policies and welcomes input, as it impacts the Company's decision-making. Members of management and the Board actively engaged with shareholders owning over 50% of Lightspeed's shares throughout Fiscal 2024 to discuss various matters, including the Company's approach to executive compensation and use of equity awards to align the interests of its broader employee base to creation of long-term shareholder value. In these meetings, a strong majority of institutional shareholders expressed support for the Company's approach to executive compensation and its use of equity awards across its broader employee base. We believe this support was further captured in the voting results for the Company's 2023 annual shareholders meeting, where the Company received 98.18% votes for its Say on Pay vote and 83.08% votes for the renewal of its Amended and Restated Omnibus Incentive Plan (as defined below). Feedback from the shareholders with whom the Company consulted related to, among other things, CEO compensation, the importance of alignment between equity incentives and performance, providing additional disclosure on short-term incentive compensation performance metrics, providing transparency on when and if the CNG Committee exercises discretion in approving payments to the Company's NEOs, avoiding the use of single trigger change-of-control provisions for equity awards, as well as the importance of a disciplined approach to managing equity compensation. The Board and management of the Company have used and will use such feedback, with advice and consultation from Compensia, to help structure its future compensation frameworks and enhance its disclosure practices. In Fiscal 2024, the Company received feedback from its shareholders through its active engagement efforts on the adequacy of the multi-year performance-based stock options granted to Mr. Chauvet in Fiscal 2022 in relation to his transition into the Chief Executive Officer role. Accordingly, the Company concluded that Mr. Chauvet's existing long-term equity incentive compensation was adequate in amount and design. The Company believes that ongoing engagement builds mutual trust with its shareholders and will continue to monitor feedback from its shareholders and may solicit further feedback, as appropriate. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 37

Compensation-Setting Process The CNG Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Company’s human resources; succession planning; compensation policies, processes and practices; and environmental, social and governance programs (including regulations and developments related to greenhouse gas emissions and climate change). The CNG Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Company’s risk profile. The Board has established a written charter for the CNG Committee setting out its responsibilities for administering the Company’s compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to the directors and executive officers of the Company. The CNG Committee's oversight includes setting objectives, evaluating performance, and ensuring that total compensation paid to the Company’s NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of the Company’s philosophy and compensation program. The CNG Committee is responsible for reviewing and assessing at least annually the performance, effectiveness and contribution of the Board, Board committees and the directors themselves and reporting on such review and assessment to the Board. This includes a review of the Board's mandate and the charters of each committee thereof. The CNG Committee is also responsible for overseeing the onboarding of new directors and continuing education programs for the directors of the Company. The full text of the CNG Committee charter can be found at investors.lightspeedhq.com. At the end of the most recently completed fiscal year and the date of this Circular, the CNG Committee was composed of three directors, all of whom are independent directors, namely Dale Murray (Chair), Nathalie Gaveau and Patrick Pichette. None of the members of the CNG Committee is an acting chief executive officer of another company. The Board believes that the CNG Committee collectively has the knowledge, experience and background required to fulfill its mandate. Compensation Consultants In Fiscal 2024, the Board and CNG Committee retained Compensia, a US-based independent compensation consulting firm, to provide advice in connection with director and executive officer compensation matters, including, among other things, the following: • establishing a peer comparator group of public companies with similar attributes to the Company as well as providing general market trends on executive compensation matters; • conducting a market review for the purpose of benchmarking executive compensation policies and plans; • supporting the design of an equity-based, long-term incentive compensation framework for the executive officers of the Company; • assessing market practices and reviewing compensation arrangements in relation to executive transitions during the year; • advising on the compensation of the Company's non-employee directors; • supporting the design of certain equity awards to retain executives and key personnel; • assisting with the review of our broader equity compensation strategy, shareholder engagement efforts and reviewing corporate governance practices of the Company; and • attending and supporting certain CNG Committee meetings. All decisions and actions taken by the Board and the CNG Committee in respect of director and executive compensation and the Company's broader equity compensation strategy have been based on numerous factors and circumstances, including the information and advice obtained from Compensia. Compensia did not provide any services to the Company other than directly to the CNG Committee or as approved and overseen by the CNG Committee. The aggregate fees billed by the Company's independent compensation consulting firm in Fiscal 2024 and Fiscal 2023 are set out below: COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 38

COMPENSATION DISCUSSION AND ANALYSIS

Services Retained	Compensia	
	Fiscal 2024	Fiscal 2023
Executive compensation-related fees	$197,182	$163,251
All other fees	$0	$0
Total fees	$197,182	$163,251

Market Positioning and Benchmarking

As part of the executive compensation review and design process, the CNG Committee and the Board, with advice and consultation from Compensia, established a peer group for Fiscal 2024 (the "**Comparator Group**"). The companies forming part of the Comparator Group identified by the Company are expected to reflect the financial situation of Lightspeed as a publicly-listed organization and to have a complexity of operations and technologies comparable to Lightspeed.

The selection criteria used to determine the composition of the Comparator Group are the following:

- companies competing for executive and technical software development talent in North America;
- publicly-listed companies with similar business scope and complexity;
- companies of a similar revenue size, ranging from approximately .33x to 3x the Company's then trailing four quarters revenue; and
- companies with a similar market capitalization, ranging from approximately .25x to 4x the Company's then current market capitalization.

The companies forming the Comparator Group for Fiscal 2024 meet all or some of the foregoing criteria and are listed below:

2024 Comparator Group	
BigCommerce Holdings, Inc.	Bill.com Holdings, Inc.
Ceridian HCM Holding, Inc.	Coupa Software, Inc.
Olo Inc.	Dynatrace, Inc.
Elastic NV	GoodRx Holdings, Inc.
EngageSmart, Inc.	Kinaxis, Inc.
Marqeta, Inc.	Repay Holdings Corp.
nCino, Inc.	Nuvei Corp.
Q2 Holdings, Inc.	The Descartes Systems Group Inc.
UiPath, Inc.	Flywire Corp.
Box, Inc.	EverCommerce Inc.
Payoneer Global Inc.	Shift4 Payments, Inc.
Squarespace, Inc.	Toast, Inc.

This Comparator Group, potentially supplemented by other sources of competitive pay information, was an important input in establishing compensation levels and structure for Fiscal 2024. The CNG Committee, in accordance with its compensation philosophy, will periodically assess how competitive compensation is in order to make compensation-related decisions.

MANAGEMENT INFORMATION CIRCULAR 39

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

Principal Elements of Compensation

The compensation of the Company's executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of annual bonuses or, for certain employment categories, commission-based payments; and (iii) long-term equity incentives, consisting of awards under our equity incentive plans. Perquisites and personal benefits are generally not a significant element of compensation of the executive officers of the Company. We provide benefit programs, including health, dental, vision, life and disability insurance benefits as well as retirement savings plans with matching contributions up to a specified cap, on the same terms to all employees, including our NEOs. Certain of our executive officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance.

Base Salary

Base salary is provided as a fixed source of compensation for the Company's executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers, and internal fairness. An executive officer's base salary is determined by taking into consideration the executive officer's total compensation package and the Company's overall compensation philosophy.

Adjustments to base salaries will be determined annually and base salaries may be increased based on factors such as the executive officer's success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then-current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities, as well as to maintain market competitiveness.

The below table reflects the base salary earned by each NEO as of March 31, 2024:

Named Executive Officer	End of Fiscal 2024 Base Salary	Change from End of Fiscal 2023 Base Salary
Dax Dasilva[1]	$1	N/A
Jean Paul Chauvet[1]	$500,000	25% increase
Asha Hotchandani Bakshani	$371,000	6% increase
Jean-David Saint-Martin	$300,000	20% increase
Dan Micak	$305,000	12% increase
John Shapiro[2]	$425,000	N/A
Ryan Tabone[2]	$467,000	No change

1. On February 15, 2024, the Company announced that Mr. Dasilva was reappointed to the role of interim Chief Executive Officer to succeed Mr. Chauvet effective immediately. Mr. Chauvet correspondingly departed the Company. On May 16, 2024, the Company announced that Dax Dasilva had been reappointed as Lightspeed's permanent Chief Executive Officer, removing the interim tag from his title. In connection with his service as Chief Executive Officer, Mr. Dasilva has voluntarily assumed a base salary of C$1 to help facilitate the Company's long term profitable growth strategy.
2. On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Tabone correspondingly departed the Company in April 2024.

Short-Term Incentive Compensation

The NEOs of the Company and other executive officers are eligible for annual bonuses or commission-based compensation, depending on employee function. Annual bonuses and commission plans are designed to motivate executive officers to meet the Company's business and financial objectives generally and annual financial performance targets in particular.

The following table shows the percentage of base salary payable for Fiscal 2024 for on-target short-term incentives:

MANAGEMENT INFORMATION CIRCULAR 40

lightspeed

COMPENSATION DISCUSSION AND ANALYSIS

Name	Base Salary	On-target short-term incentive eligibility (% of base salary)	On-target short-term incentive eligibility
Dax Dasilva[1]	$1	N/A	$258,300[2]
Jean Paul Chauvet[1]	$500,000	100%	$500,000
Asha Hotchandani Bakshani	$371,000	50%	$185,500
Jean-David Saint-Martin	$300,000	100%	$300,000
Dan Micak	$305,000	50%	$152,500
John Shapiro[3]	$425,000	50%	$212,500
Ryan Tabone[3]	$467,000	50%	$233,500

1. On February 15, 2024, the Company announced that Mr. Dasilva was reappointed to the role of interim Chief Executive Officer to succeed Mr. Chauvet effective immediately. Mr. Chauvet correspondingly departed the Company. On May 16, 2024, the Company announced that Mr. Dasilva had been reappointed as Lightspeed's permanent Chief Executive Officer, removing the interim tag from his title. In connection with his service as Chief Executive Officer, Mr. Dasilva has voluntarily assumed a base salary of C$1 to help facilitate the Company's long term profitable growth strategy.
2. Mr. Dasilva's on-target short-term incentive compensation is set at C$350,000 (converted into $258,300 U.S. dollars using an exchange rate of 0.7380 being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024) on account of Mr. Dasilva voluntarily assuming a base salary of C$1 to facilitate the Company's long term profitable growth strategy. Such on-target short-term incentive compensation shall be pro-rated for any partial year of service.
3. On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Tabone correspondingly departed the Company in April 2024.

The short-term incentives are paid for NEOs based on the Company's achievements against revenue, Adjusted EBITDA, added monthly recurring revenue, aggregate product NPS, and employee engagement score targets. 90% of these targets are equally weighted among revenue, Adjusted EBITDA and added monthly recurring revenue in the determination of short-term incentive payouts. The remaining 10% of these targets are equally weighted between aggregate product NPS and employee engagement score targets. In Fiscal 2024, the CNG Committee and the Board approved the addition of NPS and employee engagement score targets to further align the NEO's incentives with providing a satisfying and tailored customer experience with the Company's products and engaging the Company's broader employee base to facilitate retention of key personnel and timely execution of the Company's strategic priorities.

Notwithstanding the achievement of the aforementioned metrics, the CNG Committee may override such target amounts in its discretion. If the CNG Committee determined that the NEOs did not achieve at least 80% of the short-term incentive compensation targets, the NEOs would receive no payout in respect of such short-term incentives. In the event of overachievement of the revenue or added monthly recurring revenue targets, the NEOs shall only be paid up to 150% achievement irrespective of the extent of such overachievement (200% in the case of the Chief Executive Officer). For every 1% achievement over 105% of each of the revenue or added monthly recurring revenue targets the NEOs are entitled to 2% additional payout (subject to the aforementioned maximum payout caps). Similar to Fiscal 2023, in Fiscal 2024 the CNG Committee did not exercise any discretion in favor of the NEOs and accordingly short-term incentive payouts were determined strictly based on achievement of the short-term incentive targets as detailed below.

With respect to short-term incentive compensation for the President, the CNG Committee delegated to management the authority to determine quarterly short-term incentive target achievement and approve payouts in respect thereof, but only to a maximum payout of 100% of the quarterly target. For the avoidance of doubt, the CNG Committee retains ultimate discretion to approve achievement against all annual targets and to approve payment in respect of any over-achievement, if applicable. Similar to Fiscal 2023, in Fiscal 2024 the CNG Committee did not exercise any discretion in favor of the President and accordingly short-term incentive payouts for the President were determined strictly based on achievement of the short-term incentive targets as detailed below.

For Fiscal 2024, the CNG Committee determined, based on the satisfaction of the performance criteria as detailed in the subsections below, to pay the NEOs short-term incentive compensation amounting to approximately 68.93% of their respective target eligibility. Mr. Dasilva received a prorated amount on account of his appointment date of February 15, 2024 to the role of interim (and, since May, 16, 2024, permanent) Chief Executive Officer.

MANAGEMENT INFORMATION CIRCULAR 41

lightspeed

COMPENSATION DISCUSSION AND ANALYSIS

Revenue Criteria

The following table details the Company's Fiscal 2024 internal target and actual results for revenue in Fiscal 2024 with respect to the NEOs.

Fiscal 2024 Internal Revenue Target (in millions of USD)	Fiscal 2024 Revenue Actual (in millions of USD)	Fiscal 2024 Actual vs Internal Revenue Target (%)	Achievement of Fiscal 2024 Revenue Criteria	Weighting of Fiscal 2024 Revenue Criteria	Weighted Payout
$933.3	$909.3	97%	87%[1]	30%	26.15%

1. Achievement of actual revenue between 80% of internal target and 100% of internal target resulted in the application of linear interpolation, with incremental 5% achievement of Fiscal 2024 revenue criteria for every 1% increase of actual revenue versus the internal revenue target. Accordingly, because the Company achieved 97.43% of the internal revenue target based on actual revenue for Fiscal 2024, 87.15% of the Fiscal 2024 revenue criteria was achieved.

Adjusted EBITDA Criteria

The following table details the Company's Fiscal 2024 internal target and actual results for Adjusted EBITDA in Fiscal 2024 with respect to the NEOs.

Fiscal 2024 Internal Adjusted EBITDA[1] Target (in millions of USD)	Fiscal 2024 Adjusted EBITDA[1] Actual (in millions of USD)	Fiscal 2024 Actual vs Internal Adjusted EBITDA Target (%)	Achievement of Fiscal 2024 Adjusted EBITDA Criteria	Weighting of Fiscal 2024 Adjusted EBITDA Criteria	Weighted Payout
$0	$1.3	100%	100%	30%	30%

1. Adjusted EBITDA is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and is therefore not necessarily comparable to similar measures presented by other companies. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net loss. The information contained under the heading "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios" in the MD&A for Fiscal 2024, which is available on the Company's SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov, is incorporated by reference herein.

Added Monthly Recurring Revenue Criteria

The Company believes that disclosure of a numeric target and actual achievement of added monthly recurring revenue would negatively affect our competitive position in the market, because, among other matters, the Company would be disclosing to its competitors the compensation structure of many of its go-to-market employees which would put us at a significant disadvantage. Based on the Company's historical experience in achieving its added monthly recurring revenue targets, the Company believes such target is sufficiently difficult but achievable. Accordingly, the following table details the Company's percentage achievement of the Fiscal 2024 added monthly recurring revenue target and the resulting weighted payout with respect to the NEOs.

Fiscal 2024 Actual vs Internal Added Monthly Recurring Revenue Target (%)	Achievement of Fiscal 2024 Added Monthly Recurring Revenue Criteria	Weighting of Fiscal 2024 Added Monthly Recurring Revenue Criteria	Weighted Payout
88.52%	42.6%	30%	12.78%

Non-Financial Metrics

The remaining 10% of the short-term incentive plan targets are equally weighted between aggregate product NPS and employee engagement score targets. NPS achievement is calculated based on improvement of the weighted-average NPS (in the aggregate across all products of the Company weighted by revenue contribution) for the full fiscal year. The aggregate improvement baseline was established as at the end of Fiscal 2023. Employee engagement achievement is calculated based on improvement of the employee engagement scores for the full fiscal year. The improvement baseline was established pursuant to an anonymous survey of the Company's employees

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conducted in March 2023 and responded to by approximately 82% of employees worldwide. In March 2024, the Company provided another anonymous survey to its employees capturing data on similar engagement questions, which was responded to by 87% of employees worldwide. The Company believes that the disclosure of targets and achievement of aggregate product NPS and employee engagement would negatively affect our competitive position in the market, because, among other matters, the Company would be disclosing to its competitors a strategically sensitive portion of its product and technology roadmap with respect to investment in customer experience as well as the Company's framework for retaining and developing key personnel. Due to not achieving the rigorous, all-or-nothing criteria established for these metrics for Fiscal 2024, the NEOs received no payout in respect of these short-term incentive plan targets. Long-Term Incentive Compensation Equity-based awards are a variable element of compensation that allows the Company to incentivize and retain its executive officers for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to us of attracting and retaining employees. In particular, the Company's long-term incentive compensation structure has historically included a mix of stock options and restricted share units (“RSUs”). Such mix of long-term incentive compensation provides a balanced approach that (i) aligns NEO pay with company performance, such that the Company's executives do not realize the intended benefit of granted options unless the Company delivers strong performance that in turn creates sustained shareholder value over time through share price appreciation, and (ii) provides more immediate retentive value for the Company's executives through the use of RSUs (which also generally result in less dilution relative to options). See "Equity Incentive Plans" below for vesting, settlement and other terms of such awards. In connection with the grants of equity-based awards, the CNG Committee determines the grant size and terms, taking into consideration several factors outlined below, to be recommended to the Board. As part of their annual review of the Company’s compensation practices, the CNG Committee and the Board determine, with advice and consultation from Compensia, the precise structure of long-term incentive compensation both in terms of quantum and instrument mix, with a view that stock option awards are performance-based because NEOs will only realize any value from such awards to the extent that the Company's share price appreciates over time. Fiscal 2024 Annual Equity Awards The CNG Committee determines each of the Company's NEO’s target annual equity award values based on information available at the beginning of the year (or, if later, at the time of appointment). In addition to the competitive market data, the CNG Committee’s holistic review considered the retentive value of unvested equity holdings (relative to what the NEOs could potentially receive on the open market), potential realizable compensation values, internal parity factors, role and scope of responsibility, and individual and Company performance. The CNG Committee believes it is helpful to consider NEOs’ equity-based compensation from the perspective of value that is potentially realizable as compared to the value reported to understand the sensitivity of such equity awards to performance and to understand the current value of such awards. Following this review, in May 2023 the CNG Committee established target values, in consultation with Compensia, for each NEO’s Fiscal 2024 long-term incentive awards, other than Mr. Chauvet, who did not receive any annual equity grants for Fiscal 2024 on account of the long-term, performance-based options granted to him in Fiscal 2022, as set forth in the table below. These awards were split between stock options and RSUs on a customized basis for each NEO after weighing the various factors noted above. Awards vest over four years in the case of the stock options and three years in the case of the RSUs. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 43

Name1 Options ($)2,3 Options (units) RSUs ($)2,4 RSUs (units) Jean-David Saint- Martin $2,934,820 476,825 $758,216 57,014 Asha Hotchandani Bakshani $2,975,042 483,360 $937,709 70,511 Dan Micak $1,408,541 228,848 $770,849 57,964 Ryan Tabone $1,167,500 190,694 $1,167,500 87,116 1. Messrs. Dasilva and Shapiro were not serving in the capacity as an NEO in May 2023. 2. The amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7380, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 3. Amounts shown have been calculated using the Black-Scholes method incorporating the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 Share-based Payment because the accounting fair value determined in accordance therewith is calculated incorporating the closing price of the shares on the NYSE on the grant date as opposed to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. 4. Amounts shown in this column represent the grant date fair value of RSUs. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 Share-based Payment which is equal to the closing price of the shares on the NYSE on the grant date. Realizable Pay Review As mentioned previously the CNG Committee believes it is helpful to consider the NEOs’ equity-based compensation from the perspective of value that is potentially realizable1 as compared to the value reported2 to understand the sensitivity of such equity awards to performance and to understand the current value of such awards. 1. Realizable pay reflects the intrinsic value of long-term incentive awards granted in each year valued as at the share price of the last trading day of the fiscal year ($14.06 on March 28, 2024 in the case of Fiscal 2024). 2. Reported pay reflects the fair value of long-term incentive compensation awards on the date of grant, calculated in accordance with the reporting requirements detailed in the footnotes under the section entitled "Named Executive Officers' Compensation — Summary Compensation Table". For greater clarity the reported pay for Fiscal 2024 in the table above only includes long-term incentive awards granted to the NEO's in May 2023 pursuant to the Company's annual long-term COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 44

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incentive program. See the section entitled "Leadership Transition Awards" for details on the Leadership Transition Awards (as defined below) granted to Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak.

J. Shapiro New Hire Awards

In July 2023, Mr. Shapiro joined the Company as SVP of Retail Technology. In connection with such hire, on August 14, 2023, Mr. Shapiro was granted 187,273 stock options as an initial grant of options and on account of his pro-rated annual long-term incentive compensation and 28,685 RSUs on account of his pro-rated annual long-term incentive compensation. On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Shapiro received a grant of 100,000 stock options on March 8, 2024 in recognition of this promotion.

Leadership Transition Awards

In connection with our CEO transition discussed above, on March 8, 2024, Ms. Hotchandani Bakshani, Mr. Saint-Martin and Mr. Micak were granted RSUs and stock options (the "**Leadership Transition Awards**") with 3-year and 4-year vesting schedules, respectively, subject to each NEO's continued employment through each vesting date. Specifically, the RSUs vest as to 30% of the award on a quarterly basis over the first year following grant, and on a quarterly basis over years two and three with respect to the remaining 70% of the award. The stock options vest in equal monthly installments over four years.

The Board and the CNG Committee determined the value of each NEO's Leadership Transition Award, in consultation with Compensia, with reference to each NEO's base salary, taking into consideration for each individual their criticality and the anticipated additional workload in Fiscal 2024 stemming from the CEO transition, and determined to provide the Leadership Transition Awards in the form of equity to provide an additional measure of retention in light of the transition. The CNG Committee believed retention of key strategic knowledge and near-term stability within these NEOs' roles was particularly critical to minimizing disruption of the Company's business and, ultimately, facilitating a more effective and efficient transition.

The following table details the amount and dollar value of the Leadership Transition Awards:

Name[1]	Options ($)[1,2]	Options (units)	RSUs ($)[1,3]	RSUs (units)	% of Base Salary
Jean-David Saint-Martin	$149,227	24,072	$149,226	10,724	100%
Asha Hotchandani Bakshani	$184,575	29,774	$184,584	13,265	100%
Dan Micak	$75,872	12,239	$75,879	5,453	50%

1. The amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7380, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024.
2. Amounts shown have been calculated using the Black-Scholes method incorporating the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 *Share-based Payment* because the accounting fair value determined in accordance therewith is calculated incorporating the closing price of the shares on the NYSE on the grant date as opposed to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date.
3. Amounts shown in this column represent the grant date fair value of RSUs. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 *Share-based Payment* which is equal to the closing price of the shares on the NYSE on the grant date.

For more information on the equity awards granted to the NEOs in Fiscal 2024, see the Summary Compensation Table below.

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CEO Performance-Based Compensation As was the case in Fiscal 2023, Mr. Chauvet, our former Chief Executive Officer, did not receive any long-term incentive compensation in Fiscal 2024. Mr. Dasilva also did not receive any long-term incentive compensation with respect to his service as Chief Executive Officer in Fiscal 2024. Fiscal 2022 Performance Award for Mr. Chauvet On February 14, 2022, our Board and CNG Committee, in connection with his appointment as our Chief Executive Officer and after consultation with its external compensation consultant and legal counsel to the Company, granted a long-term, multi-year performance-based option award to Mr. Chauvet providing him with the opportunity to earn options to purchase up to 1,500,000 subordinate voting shares in the capital of Lightspeed (the "CEO Performance Award"). The CEO Performance Award was to be earned and vest over a period of just over five years based in part upon the Company's share price over this approximately 5-year time period measured relative to an independently- constructed Standard & Poor’s benchmark index (the S&P North American Technology Software Index) and in part upon the achievement of pre-established stock price growth rate targets. This benchmark index was selected because it is a software-specific index that captures broader market representation (with no individual company weighted more than 20% of the overall index). The CEO Performance Award was designed so that Mr. Chauvet would only realize value from the award upon the creation of significantly enhanced and sustained shareholder value over the ensuing five years. The CEO Performance Award is completely "at risk" since any options for which the performance criteria are not achieved will be forfeited in their entirety in accordance with the terms of the award. As of February 14, 2024, the date upon which Mr. Chauvet ceased to serve as Chief Executive Officer, 1,171 options had been earned pursuant to the CEO Performance Award. Under the terms of the CEO Performance Award agreed to in Fiscal 2022, pursuant to the CEO's involuntary termination without cause certain options will continue to vest for a period of 18 months following Mr. Chauvet's departure date subject to achievement of the performance criteria and all vested options will remain exercisable for 18 months following the departure date (or in the case of options that vest during the 18-month post-departure period, from their vesting date). For further details on the CEO Performance Award, please refer to the Company's 2022 management information circular available under the Company’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Status of Performance Awards for Ms. Hotchandani Bakshani As previously disclosed, on March 24, 2022, Ms. Hotchandani Bakshani was granted long-term, multi-year performance-based option awards on substantially similar terms as the CEO Performance Award, except as described below. Ms. Hotchandani Bakshani was granted options to purchase up to 400,000 subordinate voting shares in the capital of the Company (the "NEO Performance Award"). The portion of options vesting under each of the tranches and CAGR hurdles differs as compared to the CEO Performance Award to take into account the number of options granted to Ms. Hotchandani Bakshani. The exercise price per share of the NEO Performance Award is $21.60. In Fiscal 2024, in light of the rigorous design only 2,567 options of the NEO Performance Award had been earned. For further details on the NEO Performance Award, please refer to the Company's 2022 management information circular available under the Company’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Fair Value of Performance Awards It is important to note that certain of the values of the CEO Performance Award and the NEO Performance Award described in the Company's management information circulars reflect the estimated fair value of the awards on their grant date. Accordingly, these values do not reflect the actual economic value of the compensation to be received, if any, upon vesting or exercise, as applicable. Equity award values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Our use of aggressive performance targets in combination with the ongoing challenging market conditions has resulted in significant variability in the values of long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards' current value. As at March 31, 2024 and any time after the grant date, the awards, which have been granted in the form of stock options, are and may continue to be “out-of-the money.” Accordingly, COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 46

caution should be exercised when reviewing the estimated grant date fair values and total compensation of our former Chief Executive Officer and other Named Executive Officers reported in the Summary Compensation Table. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 47

CEO Share Ownership Guidelines The Board has adopted share ownership guidelines with effect as of May 29, 2019 pursuant to which the CEO is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to five times his or her annual base salary, through subordinate voting shares or restricted share units (options are not included in the calculation of the CEO’s share ownership requirements), such ownership to be achieved within five years of the later of (i) the date these guidelines were adopted by the Board, (ii) the date the CEO was first appointed to the role of CEO, and (iii) solely with respect to any increase in the base salary of the CEO, the date such increase is effective. Mr. Dasilva, our Chief Executive Officer, beneficially owns 13,968,256 subordinate voting shares of the Company and has 15,410 awarded RSUs outstanding and 24,823 awarded DSUs outstanding as of March 31, 2024, putting him in excess of five times the annual base salary to which he was entitled at the time he was appointed CEO. The below chart sets out the total market value of the equity owned, directly or indirectly, by Mr. Dasilva as of March 31, 2024. Name Multiple of Base Salary1 Minimum Equity Ownership Level Required1 ($) Subordinate Voting Shares Market Value of Subordinate Voting Shares2 Stock Options Market Value of Unexercised In-the-Money Options3 ($) SUs4 Market Value of SUs2 ($) Market Value of Equity5 ($) % of Achievement6 Dax Dasilva 5x $2,500,000 13,968,256 $196,378,314 508,587 -7 38,874 $546,526 $196,924,840 7,877% 1. In connection with his appointment to the role of Chief Executive Officer, Mr. Dasilva has voluntarily assumed a base salary of C$1 to help facilitate the Company's long term profitable growth strategy. For the value of Mr. Dasilva's base salary for minimum share ownership calculation purposes, the table above assumes a base salary of $500,000 (the base salary of the Company's former Chief Executive Officer) in lieu of the $1 base salary voluntarily assumed by Mr. Dasilva. 2. Based on a price of C$19.05 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 28, 2024 (the last trading day in Fiscal 2024), converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024 (the last trading day in Fiscal 2024). 3. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 28, 2024, being C$19.05 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 4. The share units above include 15,410 RSUs and 23,464 DSUs. 5. Market value of equity is the sum of (a) the value of subordinate voting shares and (b) the value of RSUs and DSUs that have not yet been paid out or distributed calculated based on the value of the subordinate voting shares, in each case where the value of the subordinate voting shares is based on a price of C$19.05 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 28, 2024, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. Stock options are excluded from this calculation since we do not count them towards the calculation of the CEO’s share ownership guidelines. 6. The percent of achievement is calculated by dividing the market value of Mr. Dasilva's subordinate voting shares, RSUs and DSUs by five times the former Chief Executive Officer annual salary of $500,000, then expressing the total as a percentage of the minimum ownership requirement applicable to the CEO. Stock options are excluded from the calculation of the CEO share ownership requirements. 7. As of March 31, 2024, Mr. Dasilva's stock options were out-of-the money as the strike price was above the market price of the Company's subordinate voting shares and therefore had nil intrinsic value. The Company encourages its other NEOs to own equity in the Company, whether in the form of subordinate voting shares, RSUs, stock options or otherwise. However, the Company believes that the amount and nature of an NEO's equity ownership outside of the Chief Executive Officer role is a personal decision, and as a result the Board has not adopted a policy requiring minimum equity ownership for the other NEOs. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 48

Equity Incentive Plans In 2012, the Company established its 2012 option plan (which was amended in 2015, 2019 and 2021) (the "Legacy Option Plan"). The Legacy Option Plan was amended concurrently with the closing of the IPO such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the Legacy Option Plan. At the same time, the Company adopted an omnibus incentive plan which allows the Board to grant long-term equity-based awards to eligible participants. This omnibus incentive plan was amended and restated on November 18, 2019 to give effect to certain housekeeping amendments. On February 17, 2020, the Company adopted a sub-plan to the omnibus incentive plan to facilitate future grants of awards to persons resident in the United Kingdom (the “UK Sub-Plan”). The omnibus incentive plan was amended and restated on September 7, 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of subordinate voting shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plan was changed from a fixed number of subordinate voting shares to a maximum aggregate number of subordinate voting shares equal to 15% of all subordinate voting shares issued and outstanding from time to time on a non-diluted basis (the "Amended and Restated Omnibus Incentive Plan"). On February 10, 2021, the Board exercised its discretion under the Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan to amend certain definitions. Pursuant to the rules of the TSX, on August 3, 2023, the Board and shareholders of the Company approved the renewal of the Amended and Restated Omnibus Incentive Plan and all unallocated options, rights and other entitlements thereunder. On March 6, 2024, the Board amended certain terms of an RSU award agreement under the Amended and Restated Omnibus Incentive Plan for Mr. Chauvet such that 2,697 of Mr. Chauvet's unvested RSUs would continue to vest in accordance with their initial terms during the eighteen (18) months following Mr. Chauvet's departure date from the Company. The TSX has confirmed that the above-mentioned amendments are in compliance with the amendment provisions of the Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan, and that these amendments do not require further security holder approval. On November 25, 2020, the Company acquired ShopKeep Inc. and its affiliates (“ShopKeep”) pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated November 4, 2020, as amended on November 24, 2020, by and among Lightspeed, Harmony Merger Sub Inc., Lightspeed Commerce USA Inc., ShopKeep Inc. and Shareholder Representative Services LLC (the “ShopKeep Acquisition”). Pursuant to the ShopKeep Acquisition, the Company assumed ShopKeep's Amended and Restated 2011 Stock Option and Grant Plan (as may be amended from time to time, the "ShopKeep Plan") and each outstanding option to purchase ShopKeep common stock under the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's subordinate voting shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 subordinate voting shares were reserved under the ShopKeep Plan. Immediately prior to the ShopKeep Acquisition, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the ShopKeep Plan. Amended and Restated Omnibus Incentive Plan The Amended and Restated Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to directors, executive officers, employees and consultants of the Company or any of its subsidiaries, including options, RSUs, PSUs and deferred share units ("DSUs"), collectively referred to as "awards". The Board is responsible for administering the Amended and Restated Omnibus Incentive Plan and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Amended and Restated Omnibus Incentive Plan. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 49

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The Board, in its sole discretion, from time to time designates the directors, executive officers, employees and consultants to whom awards shall be granted and determine, if applicable, the number of subordinate voting shares to be covered by such awards and the terms and conditions of such awards.

As at June 26, 2024, subordinate voting shares issuable pursuant to equity-based awards granted to employees and other eligible participants, excluding directors and executive officers of the Company, represented approximately 63.27% of the total number of subordinate voting shares issuable pursuant to all outstanding equity-based awards of the Company under the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the Legacy Option Plan. During Fiscal 2024, employees and other eligible participants, excluding directors and executive officers of the Company, received equity-based awards pursuant to which were issuable subordinate voting shares representing approximately 58% of the total number of subordinate voting shares issuable pursuant to all equity-based awards of the Company granted in Fiscal 2024. In addition, the Company expects to continue to allocate a meaningful proportion of its equity-based awards to broad-based employees other than directors and executive officers of the Company as part of the Company's ongoing annual granting activities and this is a core part of the Company's compensation philosophy.

Shares Reserved for Issuance

The number of subordinate voting shares reserved for issuance under the Amended and Restated Omnibus Incentive Plan and the Legacy Option Plan, collectively, may not in the aggregate exceed 15% of the number of issued and outstanding subordinate voting shares of the Company. In the fiscal year ended March 31, 2021 ("**Fiscal 2021**"), the Company reserved 1,226,214 subordinate voting shares for issuance under the ShopKeep Plan. In Fiscal 2024, an aggregate of 7,067,902 awards were granted under the Amended and Restated Omnibus Incentive Plan representing 4.60% of the issued and outstanding subordinate voting shares of the Company as of March 31, 2024. Subordinate voting shares underlying options terminated, surrendered or cancelled under the Legacy Option Plan are available for issuance under the Amended and Restated Omnibus Incentive Plan. If an outstanding award under the Legacy Option Plan or the Amended and Restated Omnibus Incentive Plan expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if subordinate voting shares acquired pursuant to an award subject to forfeiture are forfeited, the subordinate voting shares covered by such award, if any, will again be available for issuance under the Amended and Restated Omnibus Incentive Plan. Subordinate voting shares will not be deemed to have been issued pursuant to the Amended and Restated Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

Burn Rates

The following table sets out the annual gross burn rate for the past three fiscal years for the Amended and Restated Omnibus Incentive Plan. The Fiscal 2022 gross burn rate under the Amended and Restated Omnibus Incentive Plan was higher than current and historic levels primarily due to appointments of the Company's former Chief Executive Officer, Chief Financial Officer and former Chief Operating Officer and due to higher acquisition activity. Accordingly, the Company believes that the three-year average burn rate, adjusted burn rate and net burn rate under its Amended and Restated Omnibus Incentive Plan in the following table provide helpful indicators of the Company's equity incentive granting practices.

Gross Burn Rate[1]	Fiscal 2024	Fiscal 2023	Fiscal 2022
Amended and Restated Omnibus Incentive Plan	4.60%	4.83%	8.41%[2]
Adjusted Burn Rate[3]	**Fiscal 2024**	**Fiscal 2023**	**Fiscal 2022**
Amended and Restated Omnibus Incentive Plan	4.60%	4.83%	6.14%
Net Burn Rate[4]	**Fiscal 2024**	**Fiscal 2023**	**Fiscal 2022**
Amended and Restated Omnibus Incentive Plan	2.33%	1.65%	7.23%
Three-Year Average Burn Rates	**Gross Three-Year Average**	**Net Three-Year Average[4]**	
Amended and Restated Omnibus Incentive Plan	5.95%	3.74%	

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1. The gross burn rates in the above table represent the number of equity incentives granted under the Amended and Restated Omnibus Incentive Plan during the applicable fiscal year divided by the weighted average number of subordinate voting shares issued and outstanding for the applicable fiscal year. 2. In December 2021, after careful deliberation and discussion with the CNG Committee, Compensia and its advisors, the Board approved special one-time retention grants of 1,963,399 equity awards to certain employees and executive officers, including Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak. In Fiscal 2022, the Company's former Chief Executive Officer received a grant of 1,500,000 long-term, multi-year performance-based options in connection with his appointment to CEO. In Fiscal 2022, in connection with the promotions of the former Chief Operating Officer and Ms. Hotchandani Bakshani to Chief Financial Officer (effective May 23, 2022), the Board granted 600,000 and 400,000 long-term, multi-year performance-based options to the former Chief Operating Officer and Ms. Hotchandani Bakshani, respectively. See "Status of Performance Awards for Ms. Hotchandani Bakshani" for a description of the performance-based stock options granted to Ms. Hotchandani Bakshani in Fiscal 2022. The aforementioned special retention grants and performance-based stock options were extraordinary grants that did not occur in Fiscal 2023 or Fiscal 2024. 3. The adjusted burn rates in the above table represent the number of equity incentives granted under the Amended and Restated Omnibus Incentive Plan during the applicable fiscal year, excluding any long-term, multi-year performance-based options granted during such fiscal year and any performance share units granted that did not vest during such fiscal year, divided by the weighted average number of subordinate voting shares issued and outstanding for the applicable fiscal year. 4. The net burn rates in the above table represent the number of equity incentives granted under the Amended and Restated Omnibus Incentive Plan during the applicable fiscal year, excluding any cancelled or forfeited equity incentives during such fiscal year, divided by the weighted average number of subordinate voting shares issued and outstanding for the applicable fiscal year. Insider Participation Limit The aggregate number of subordinate voting shares issuable to insiders and their associates at any time under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plan, the ShopKeep Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding subordinate voting shares, and the aggregate number of subordinate voting shares issued to insiders and their associates under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plan, the ShopKeep Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding subordinate voting shares. Non-Employee Director Participation Limit The aggregate number of subordinate voting shares issuable to non-employee directors at any time under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement, shall not exceed 1% of the issued and outstanding subordinate voting shares. Options All options granted under the Amended and Restated Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the Amended and Restated Omnibus Incentive Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days before such date. Subject to any vesting conditions set forth in a participant’s grant agreement, an option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the option. The Amended and Restated Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a "cashless exercise" or a "net exercise" in respect of options. Share Units The Board is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive subordinate voting shares (issued from treasury or purchased on the open market), cash based on the value of a subordinate voting share or a combination thereof at some future time to eligible persons under the Amended and Restated Omnibus Incentive COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 51

Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants, the Company currently only grants DSUs as a form of director compensation. RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement. Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date. The payout of a DSU will generally occur upon or following the participant ceasing to be a director, executive officer, employee or consultant of the Company, subject to satisfaction of any applicable conditions. Dividend Share Units If, as the case may be, dividends (other than share dividends) are paid on the subordinate voting shares, additional share unit equivalents ("Dividend Share Units") will be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends, and be subject to the same vesting or other conditions applicable to the related RSUs, PSUs or DSUs, as applicable. Adjustments In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the subordinate voting shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Amended and Restated Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable. Change of Control A participant’s grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. In the event of a change of control, the Board will have the power, in its sole discretion, to modify the terms of the Amended and Restated Omnibus Incentive Plan and/ or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards. The Board may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted or that the period relating to RSUs and PSUs does not exceed three years. Trigger Events The Amended and Restated Omnibus Incentive Plan provides that upon the termination for cause of a participant, any awards granted to such participant, whether vested or unvested, shall automatically terminate. The Amended and Restated Omnibus Incentive Plan further provides that upon a participant the termination without cause of a COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 52

participant, or upon the resignation or retirement of a participant, (i) the Board may determine, in its sole discretion, that a portion of the PSUs, RSUs and/or DSUs granted to such participant shall immediately vest and be settled, (ii) all unvested options shall be forfeited, and (iii) vested options shall remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiry date of the options. Finally, upon a participant’s termination of employment as a result of death or disability, (i) all rights, title and interest in the options granted to such participant which are unvested will continue to vest in accordance with the terms of the Amended and Restated Omnibus Incentive Plan and the participant’s grant agreement, for a period of up to two years, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date, and (B) the expiry date of the options, and (iii) a portion of PSUs, RSUs and/or DSUs granted to the participant will immediately vest and be settled, as determined by the Board and subject to certain exceptions. Amendments and Termination The Board is entitled to suspend or terminate the Amended and Restated Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Amended and Restated Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the TSX, the NYSE or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Amended and Restated Omnibus Incentive Plan, provided however, subject to any applicable rules of the TSX or the NYSE, the Board may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Amended and Restated Omnibus Incentive Plan or any outstanding award: • any amendment to the vesting provisions, if applicable, or assignability provisions of awards; • any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award; • any amendment regarding the effect of termination of a participant’s employment or engagement; • any amendment to the terms and conditions of grants of PSUs, RSUs or DSUs, including the performance criteria, as applicable, the type of award, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards; • any amendment which accelerates the date on which any award may be exercised or payable, as applicable, under the Amended and Restated Omnibus Incentive Plan; • any amendment to the definition of an eligible participant under the Amended and Restated Omnibus Incentive Plan (other than with respect to eligible participants who are eligible to receive an award of options issued under the Amended and Restated Omnibus Incentive Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986); • any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body; • any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of the Amended and Restated Omnibus Incentive Plan, correct or supplement any provision of the Amended and Restated Omnibus Incentive Plan that is inconsistent with any other provision of the Amended and Restated Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Amended and Restated Omnibus Incentive Plan; • any amendment regarding the administration of the Amended and Restated Omnibus Incentive Plan; • any amendment to add a provision permitting the grant of awards settled otherwise than with shares issued from treasury; • any amendment to add a cashless exercise feature or net exercise procedure; • any amendment to add a form of financial assistance; and • any other amendment that does not require the approval of the holders of subordinate voting shares pursuant to the amendment provisions of the Amended and Restated Omnibus Incentive Plan. For greater certainty, the Board is required to obtain shareholder approval to make the following amendments: COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 53

• any increase in the maximum number of subordinate voting shares issuable pursuant to the Amended and Restated Omnibus Incentive Plan; • except for adjustments permitted by the Amended and Restated Omnibus Incentive Plan, any reduction in the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price, to the extent such reduction or replacement benefits an insider; • any extension of the term of an award beyond its original expiry date, to the extent such amendment benefits an insider; • any increase in the maximum number of subordinate voting shares that may be issuable to insiders pursuant to the insider participation limit; • any amendment which (i) increases the maximum number of shares that may be issuable upon exercises of options issued under the Amended and Restated Omnibus Incentive Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986 or (ii) which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of an incentive stock option; and • any amendment to the amendment provisions of the Amended and Restated Omnibus Incentive Plan. Except as specifically provided in a grant agreement approved by the Board, awards granted under the Amended and Restated Omnibus Incentive Plan are generally not transferable other than by will or the laws of succession. The Company currently does not provide any financial assistance to participants under the Amended and Restated Omnibus Incentive Plan. Legacy Option Plan The Company has previously granted options to acquire common shares to certain directors, officers, employees and consultants under the Legacy Option Plan. The terms and conditions of the Legacy Option Plan are substantially identical, save for certain minor variations in respect of, notably, eligible participants, shares reserved for issuance and change of control provisions. The Legacy Option Plan was amended such that options to acquire common shares constitute options to purchase an equal number of subordinate voting shares at the same exercise price, once applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plan. No additional options will be granted under the Legacy Option Plan. The Legacy Option Plan allows for the grant of options to the directors, officers, full-time, part-time and contract employees and consultants of the Company and its affiliates. The Board is responsible for administering the Legacy Option Plan and may delegate its responsibilities to a committee thereof. Under the Legacy Option Plan, the Board has the sole and complete authority, in its discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the Legacy Option Plan, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option. Unless otherwise specified by the Board, an option granted under the Legacy Option Plan expires on the seventh anniversary of the grant, provided however that the maximum exercise period for an option cannot exceed ten years after the date of grant. Unless otherwise specified by the Board, under the Legacy Option Plan, 25% of an option grant will vest on each of the first, second, third and fourth anniversary of the grant date. Adjustments The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of shares of the Company or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or an amalgamation, combination, merger or other reorganization involving the Company by exchange of subordinate voting shares, including by sale or lease of assets or otherwise the Board may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 54

Trigger Events; Change of Control The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the exercise period, where applicable, of the option, subject to the terms of the participant’s agreement. The Board may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the participant in the manner and on the terms authorized by the Board. In the event of certain change of control transactions, the Board may (i) provide that all outstanding vested options shall be cancelled and terminated and that in connection therewith, participants will receive a cash payment equal to the difference, if any, between the consideration received by the shareholders of the Company in respect of a share in connection with such transaction and the purchase price per share, multiplied by the number of options held, (ii) extend the exercise period of outstanding vested options (but not beyond 10 years from the grant date), (iii) terminate any outstanding unvested options, (iv) accelerate the vesting of any or all outstanding options, (v) accelerate the vesting of any or all outstanding options and provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the transaction, or (vi) take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding options into substitute or replacement options of similar value or greater value from, or the assumption of outstanding options by, the entity participating in or resulting from the transaction. Amendments and Termination The Board may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plan or any provisions thereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the participant (or the representatives of his or her estate) alter or impair any rights or obligations arising from any option previously granted to such participant under the Legacy Option Plan that remains outstanding. Options granted under the Legacy Option Plan are generally not transferable other than to limited permitted assigns. The Company currently does not provide any financial assistance to participants under the Legacy Option Plan. ShopKeep Plan The ShopKeep Plan allows for non-qualified stock options and incentive stock options (collectively, "ShopKeep Options") to acquire the Company's subordinate voting shares to be granted to directors, executive officers, employees, consultants and other key persons of ShopKeep. The Board is responsible for administering the ShopKeep Plan and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the ShopKeep Plan. The Company has previously granted ShopKeep Options to certain directors, executive officers, employees, consultants and other key persons under the ShopKeep Plan. No additional options will be granted under the ShopKeep Plan. ShopKeep Options Subject to any vesting conditions set forth in a participant’s grant agreement, a ShopKeep Option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the ShopKeep Option. The ShopKeep Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. All ShopKeep Options granted under the ShopKeep Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the ShopKeep Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days before such date. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 55

Adjustments The ShopKeep Plan also provides that, in connection with any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company's share capital, the Company's outstanding subordinate voting shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of Lightspeed, or additional subordinate voting shares or new or different shares or other securities of Lightspeed or other non-cash assets are distributed with respect to such subordinate voting shares or other securities, in each case, without the receipt of consideration by Lightspeed, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of Lightspeed, the outstanding subordinate voting shares are converted into or exchanged for other securities of Lightspeed or any successor entity, the Board shall make an appropriate and proportionate adjustment in (i) the maximum number of subordinate voting shares reserved for issuance under the ShopKeep Plan, (ii) the number and kind of subordinate voting shares or other securities subject to any then outstanding awards under the ShopKeep Plan, (iii) the repurchase price, if any, per subordinate voting share subject to each outstanding award, and (iv) the exercise price for each subordinate voting share subject to any then outstanding ShopKeep Option under the ShopKeep Plan, without changing the aggregate exercise price as to which such ShopKeep Options remain exercisable. Trigger Events; Change of Control Any portion of a ShopKeep Option that is not vested and exercisable on the date of termination of a participant shall immediately expire. Once any portion of the ShopKeep Option becomes vested and exercisable, the participant's right to exercise such portion of the ShopKeep Option in the event of a termination of the participant shall continue until the earliest of: (i) the date which is: (A) 12 months following the date on which the participant is terminated due to death or disability, or (B) three months following the date on which the participant is terminated if the termination is due to any reason other than death or disability, or (ii) the expiration date set forth in the applicable award agreement; provided that an award agreement may provide that if a participant is terminated for cause, the ShopKeep Option shall terminate immediately upon the date of the participant's termination and shall not thereafter be exercisable. In the case of a dissolution or liquidation of the Company, sale of all or substantially all of the Company's assets to an unrelated party, or certain change of control transactions (collectively, "Sale Events"), the ShopKeep Plan and all ShopKeep Options issued thereunder shall terminate unless assumed or continued by the successor entity, subject to certain conditions. In the event of the termination of the ShopKeep Plan and all outstanding ShopKeep Options pursuant to a Sale Event, each holder of ShopKeep Options shall be permitted, within a period of time prior to the consummation of the Sale Event as specified by the Board, to exercise all such ShopKeep Options which are then exercisable or will become exercisable as of the effective time of the Sale Event; provided, however, that the exercise of ShopKeep Options not exercisable prior to the Sale Event shall be subject to the consummation of the Sale Event. In the event of a Sale Event, the Company shall have the right, but not the obligation, to make or provide for a cash payment to the holders of ShopKeep Options, without any consent of the holders, in exchange for the cancellation thereof. Amendments and Termination The Board may, at any time, amend or discontinue the ShopKeep Plan and may, at any time, amend or cancel any outstanding ShopKeep Option for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall (i) adversely affect rights under any outstanding ShopKeep Option without the consent of the holder of the ShopKeep Option or (ii) result in a "modification" of any outstanding incentive stock options (as that term is defined in Section 424(h) of the Internal Revenue Code of 1986, as amended). The Board is required to obtain shareholder approval to make the following amendments: • any increase to the maximum number of subordinate voting shares issuable pursuant to the ShopKeep Plan; • any reduction in the exercise price or purchase price of a ShopKeep Option or any cancellation and replacement of such option with an option with a lower exercise price or purchase price, to the extent such reduction or replacement benefits an insider; • any extension of the term of a ShopKeep Option beyond the original expiry date, to the extent such amendment benefits an insider; COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 56

• any amendment which increases the maximum number of subordinate voting shares that may be issuable to insiders at any time pursuant to the insider participation limit; and • any amendment to the amendment provisions of the ShopKeep Plan. ShopKeep Options granted under the ShopKeep Plan are generally not transferable other than to limited permitted assigns. The Company currently does not provide any financial assistance to participants under the ShopKeep Plan. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 57

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides a summary, as at March 31, 2024, of the securities granted under each of the Company's equity incentive plans:

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Incentive Plans (Excluding Securities Appearing in the First Column)
Equity Incentive Plans Approved by Securityholders:			
Amended and Restated Omnibus Incentive Plan	17,154,741[3]	$26.14	5,639,476[4]
Legacy Option Plan[5]	237,925[6]	$5.26	-
ShopKeep Plan[7]	10,855[8]	$4.37	-
Total:	17,403,521		5,639,476[4]

1. See "*Executive Compensation – Compensation Discussion and Analysis – Equity Incentive Plans*" for a description of the terms of the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plan and the ShopKeep Plan.
2. RSUs, PSUs and DSUs are excluded from the total calculation of weighted-average exercise price. For certain options that were granted with Canadian dollar exercise prices, such exercise prices have been converted to U.S. dollars using an exchange rate of 0.7380 being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024.
3. Represents approximately 11.17% of the issued and outstanding subordinate voting shares as at March 31, 2024.
4. Assumes that all outstanding RSUs, PSUs and DSUs are settled in treasury shares. Represents approximately 3.67% of the issued and outstanding subordinate voting shares as at March 31, 2024. The subordinate voting shares reserved for issuance under the Amended and Restated Omnibus Incentive Plan are reserved for the exercise of options and the settlement of RSUs, PSUs and DSUs with subordinate voting shares issued from treasury. The Company's Amended and Restated Omnibus Incentive Plan is a rolling plan. Accordingly, the maximum number of subordinate voting shares of the Company which may be reserved and set aside for issuance under the Amended and Restated Omnibus Plan and the Legacy Option Plan equals 15% of all subordinate voting shares issued and outstanding from time to time on a non-diluted basis.
5. As part of the pre-closing capital changes effected in connection with closing of the IPO, the Legacy Option Plan was amended such that, as of March 15, 2019, no further awards would be made thereunder.
6. Represents approximately 0.15% of the issued and outstanding subordinate voting shares as at March 31, 2024.
7. No further awards will be granted under the ShopKeep Plan.
8. Represents approximately 0.01% of the issued and outstanding subordinate voting shares as at March 31, 2024.

MANAGEMENT INFORMATION CIRCULAR 58

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers' Compensation

Summary Compensation Table

The following table sets out information concerning the Fiscal 2024 compensation paid to or awarded to the NEOs. The total cost of compensation of our NEOs represents approximately 2.3% of revenue in Fiscal 2024.

Name and Principal Position	Year	Salary[1, 2] ($)	Share-Based Awards[1, 3] ($)	Option-Based Awards[1, 4] ($)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation[1, 6, 7] ($)	Total Compensation
					Annual Incentive Plans[1, 5] ($)	Long-Term Incentive Plans[1] ($)			
Dax Dasilva *Chief Executive Officer*	2024	1	149,250	95,000	-	-	-	3,935	248,186
	2023	-	211,375	262,500	-	-	-	4,623	478,498
	2022	-	1,097,357	7,559,734	-	-	-	2,742	8,659,833
Jean Paul Chauvet *Former Chief Executive Officer*	2024	443,289	-[8]	-[8]	306,654	-	-	1,912,150[11]	2,662,093
	2023	369,450	-[8]	-[8]	311,202	-	-	11,299	691,951
	2022	403,354	1,097,357	20,300,478[9, 10]	294,461	-	-	8,664	22,104,314
Jean-David Saint-Martin *President*	2024	297,144	907,442	3,084,047	231,599	-	-	11,500	4,531,732
	2023	230,906	-	619,851	186,373	-	-	9,952	1,047,082
	2022	243,865	521,958	5,054,381[10]	288,464	-	-	3,878	6,112,546
Asha Hotchandani Bakshani *Chief Financial Officer*	2024	368,259	1,122,293	3,159,617	167,702	-	-	16,729	4,834,600
	2023	312,612	-[8]	-[8]	133,720	-	-	14,148	460,480
	2022	251,758	326,156	7,617,738[10]	46,297	-	-	8,859	8,250,808
Dan Micak *Chief Legal Officer and Corporate Secretary*	2024	302,509	846,728	1,484,413	129,279	-	-	16,212	2,779,141
	2023	253,997	-	309,969	133,719	-	-	7,784	705,469
	2022	290,859	326,156	4,858,524[10]	42,088	-	-	9,210	5,526,837
John Shapiro *Chief Product and Technology Officer[12]*	2024	242,789	481,370	2,070,620	-	-	-	18,968	2,813,747
Ryan Tabone *Former Chief Product and Technology Officer[12]*	2024	467,000	1,167,500	1,167,500	114,415	-	-	16,379	2,932,974
	2023	229,908	583,750	2,862,642	-	-	-	8,868	3,685,168

1. During the relevant periods, the base salaries, share-based awards, option-based awards, annual incentive and all other compensation of Mr. Dasilva, Mr. Chauvet, Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak were paid in Canadian dollars, whereas those of Mr. Shapiro and Mr. Tabone were paid in U.S. dollars. In instances where an NEO was paid in Canadian dollars, the 2024 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7380, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024 (the last trading day in Fiscal 2024). In such instances, the 2023 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7389, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2023. The 2022 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.8003, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. Mr. Chauvet did not receive additional compensation for serving as a member of the Board.
2. The 2024 amounts reported in the table above represent a base salary of C$1 for Mr. Dasilva, C$600,662 for Mr. Chauvet, C$402,634 for Mr. Saint-Martin, C$498,996 for Ms. Hotchandani Bakshani and C$409,904 for Mr. Micak. In connection with his appointment to the role of Chief Executive Officer, Mr. Dasilva has voluntarily assumed a base salary of C$1 to help facilitate the Company's long term profitable growth strategy.

MANAGEMENT INFORMATION CIRCULAR 59

3. Represents grants of RSUs (and DSUs in the case of Mr. Dasilva pursuant to the Company's director compensation framework) under the Amended and Restated Omnibus Incentive Plan. Mr. Dasilva served as the Company's Executive Chair during Fiscal 2024 up to his reappointment as interim (and, since May 16, 2024, permanent) Chief Executive Officer, and was accordingly compensated during that service pursuant to the Company's director compensation framework. In Fiscal 2024, Mr. Dasilva received $149,250 in the form of DSUs and $95,000 in the form of options as his annual retainers for his service as Executive Chair under the director compensation program. Mr. Dasilva elected to receive his cash retainer entirely in the form of DSUs during Fiscal 2024. See the section entitled "COMPENSATION OF DIRECTORS" for further details. For Fiscal 2023 and Fiscal 2024, Mr. Chauvet, did not receive any grants on account of annual long-term incentive compensation. Mr. Shapiro received a pro-rated grant of RSUs on account of his annual long-term incentive compensation in connection with his hire on August 14, 2023 to the role of SVP of Retail Technology. For further details on the RSU grants provided to Mr. Saint-Martin, Ms. Hotchandani Bakshani, Mr. Micak, Mr. Shapiro and Mr. Tabone in Fiscal 2024 see the section entitled "Principal Elements of Compensation – Long-Term Incentive Compensation". Amounts shown in this column represent the grant date fair value of RSUs. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 Share-based Payment which is equal to the closing price of the shares on the NYSE on the grant date. 4. Represents grants of options made under the Amended and Restated Omnibus Incentive Plan. For Fiscal 2023 and Fiscal 2024, Mr. Chauvet did not receive any grants in respect of annual long-term incentive compensation. Mr. Dasilva served as the Company's Executive Chair during Fiscal 2024 up to his reappointment as interim (and, since May 16, 2024, permanent) Chief Executive Officer, and was accordingly compensated during that service pursuant to the Company's director compensation framework. See the section entitled "COMPENSATION OF DIRECTORS" for further details. Mr. Shapiro received an initial grant of options, and a pro-rated grant of options on account of his annual long-term incentive compensation, in connection with his hire on August 14, 2023 to the role of SVP of Retail Technology. In addition, Mr. Shapiro received a grant of options in connection with his promotion to the role of Chief Product and Technology Officer on March 8, 2024. For further details on the option grants provided to Mr. Saint-Martin, Ms. Hotchandani Bakshani, Mr. Micak, Mr. Shapiro and Mr. Tabone in Fiscal 2024 see the section entitled "Principal Elements of Compensation – Long-Term Incentive Compensation". Except in the case of the long- term, multi-year performance-based options, amounts shown have been calculated using the Black-Scholes method incorporating the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 Share-based Payment because the accounting fair value determined in accordance therewith is calculated incorporating the closing price of the shares on the NYSE on the grant date as opposed to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. In the case of the long-term, multi-year performance-based options granted in Fiscal 2022 to Mr. Chauvet, and to Ms. Hotchandani Bakshani, amounts shown have been calculated using the Monte Carlo pricing model to estimate the Company's potential future share price. This model leverages assumptions that the expected volatility of the share price is 41% and the expected option life is 7 years. The fair value on the grant date of the long-term, multi- year performance-based options is the same as the accounting value determined in accordance with IFRS 2 Share-based Payment. 5. The 2024 amounts reported in the table above represent cash bonuses of C$415,520 for Mr. Chauvet, C$313,820 for Mr. Saint- Martin, C$227,238 for Ms. Hotchandani Bakshani and C$175,175 for Mr. Micak. 6. Except as noted in the section entitled "Employment Agreements, Termination and Change of Control Benefits", none of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their base salary. 7. Amounts shown in this column for Fiscal 2024 include Company-paid life, accidental death and dismemberment, disability, medical, dental, vision and dependent life insurance premiums and other executive health care benefits of C$5,332, C$13,059, C$15,582, C$15,541, $11,757, and $9,629 on behalf of Messrs. Dasilva, Chauvet, Saint-Martin, Micak, Shapiro and Tabone, respectively, and C$15,661 on behalf of Ms. Hotchandani Bakshani, which amounts were converted into U.S. dollars, except in the case of Messrs. Shapiro and Tabone, using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. For Messrs. Micak, Shapiro and Tabone, and Ms. Hotchandani Bakshani, the amount also includes a company contribution of C$5,726, $6,212, $5,000 and C$5,506, respectively, to a registered retirement savings plan or a tax-qualified 401(k) retirement plan, as applicable. 8. For Fiscal 2024, Mr. Chauvet did not receive any grants for annual long-term incentive compensation. For Fiscal 2023, Mr. Chauvet and Ms. Hotchandani Bakshani did not receive any grants for annual long-term incentive compensation. 9. For details on the long-term, multi-year performance-based options granted to Mr. Chauvet, our former Chief Executive Officer, in connection with his appointment to Chief Executive Officer in Fiscal 2022, see the section entitled "CEO Performance-Based Compensation – Fiscal 2022 Performance Award for Mr. Chauvet". 10. In November 2022, Mr. Chauvet voluntarily surrendered all of his time-vesting options that had been granted in Fiscal 2022. In addition, in November 2022 Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak also voluntarily surrendered certain time-vesting options that had been granted in Fiscal 2022 pursuant to their respective annual long-term incentive compensation. Mr. Chauvet, Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak agreed to these voluntary surrenders to facilitate equity plan management and support opportunities to grant equity awards to the Company's broader employee base in order to retain key talent. Mr. Chauvet, Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak surrendered such options without receiving any cash, equity awards or other consideration and will not receive any cash, equity awards or other consideration in the future in connection with such surrender. The value of the time-vesting options as reported above for Fiscal 2022 includes the grant date fair value, despite being voluntarily surrendered for no consideration in Fiscal 2023. 11. On February 15, 2024, the Company announced that Mr. Dasilva was reappointed to the role of interim (and, since May 16, 2024, permanent) Chief Executive Officer to succeed Mr. Chauvet effective immediately. Mr. Chauvet correspondingly departed the Company. This amount includes all severance payments paid or payable to Mr. Chauvet and the incremental value of the continued vesting of his RSUs as per the departure arrangement further described under "Employment Agreements, Termination COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 60

and Change of Control Benefits". Mr. Chauvet was paid C$139,985 in cash severance during Fiscal 2024 pursuant to the terms of his employment agreement. 12. On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Tabone correspondingly departed the Company in April 2024. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 61

COMPENSATION DISCUSSION AND ANALYSIS

Employment Agreements, Termination and Change of Control Benefits

The Company has written employment agreements with each NEO and each executive is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees.

Each NEO is entitled to certain benefits in connection with the termination of their employment without cause or in the event of their resignation for good reason. Resignation for good reason generally entails the NEO providing advanced written notice to the Company describing the circumstances giving rise to such resignation for good reason, and the Company's failure to cure such circumstances, covering occurrences such as involuntary reduction of the NEO's annual compensation of more than 10% (other than in a broad-based reduction similarly affecting other members of the Company's management), a failure of a successor of the Company to assume the obligations under the NEO's employment agreement, a substantive diminution in the NEO's duties or responsibilities as determined in good faith by the Board, or a relocation of the NEO's principal place of employment more than 30 miles from its current location.

If terminated without cause or if they resign for good reason, the NEOs are generally entitled to a severance payment calculated as a function of base salary and annual incentive compensation multiplied by the greater of (i) in the case of our Chief Executive Officer, 12 months of pro-rated short term incentive compensation (to take into account his voluntarily adopted base salary of C$1), and (ii) in the case of our Chief Financial Officer, our President and our Chief Legal Officer and Corporate Secretary, one month per year of service or 12 months. If our Chief Product and Technology Officer was terminated without cause or resigned for good reason, he would be entitled to a severance payment calculated as a function of base salary multiplied by the greater of one month per year of service or 12 months. For greater clarity, Mr. Dasilva would be required to concurrently resign from the Company's Board in order to be entitled to the aforementioned severance payment.

Further, in the event that a NEO is terminated within a specified period of time following a change of control of the Company, such NEO will be entitled to severance payments as described above, in addition to full vesting of all equity-based awards. Payment of such termination benefits shall be subject to, among other things, the NEO executing a full and satisfactory release in favour of the Company (or any successor entity following a change of control of the Company).

The table below shows the estimated incremental payments that would be made to the Company's NEOs upon the occurrence of certain events as of March 28, 2024, the last business day of Fiscal 2024.

Name	Event	Severance[1] ($)	Equity-Based Awards[2] ($)	Other Payments	Total ($)
Dax Dasilva *Chief Executive Officer*	Termination other than for cause	258,300	-	-	258,300
	Change of control	258,300	18,951	-	277,251
Jean-David Saint-Martin *President*	Termination other than for cause	600,000	-	-	600,000
	Change of control	600,000	1,182,413	-	1,782,413
Asha Hotchandani Bakshani *Chief Financial Officer*	Termination other than for cause	556,500	-[3]	-	556,500
	Change of control	556,500	1,260,462	-	1,816,962
Dan Micak *Chief Legal Officer and Corporate Secretary*	Termination other than for cause	457,500	-	-	457,500
	Change of control	457,500	858,307	-	1,315,807
John Shapiro *Chief Product and Technology Officer*	Termination other than for cause	425,000	-	-	425,000
	Change of control	637,500[4]	357,674	-	995,174

MANAGEMENT INFORMATION CIRCULAR 62

1. Severance payments are calculated based on base salary as of March 28, 2024, the last business day of Fiscal 2024, and on account of at target annual incentive compensation pursuant to the applicable employment agreement of each NEO, reported above in U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 2. Based on a price of C$19.05 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 28, 2024, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 3. In the event Ms. Hotchandani Bakshani's employment is terminated without “cause” as such term is defined in her award agreement, all of her unvested options subject to the NEO Performance Award will continue to vest for a period of 12 months following her employment termination date, and all of her vested options will remain exercisable for 12 months following her employment termination date (or in the case of options vesting during the 12-month post-termination period, from their vesting date), subject in all cases to the options’ expiration date. 4. In the event of a termination of Mr. Shapiro's employment without cause or if Mr. Shapiro resigns for good reason following a change of control of the Company, Mr. Shapiro is entitled to pro-rated short-term incentive compensation up to the last day of his employment in addition to the aforementioned severance payments. On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Tabone correspondingly departed the Company in April 2024. As a result of his departure, all of his unvested RSUs and options were forfeited as of his employment termination date in accordance with the terms of the Amended and Restated Omnibus Incentive Plan. No severance or other perquisites were paid to Mr. Tabone in connection with this voluntary departure. Departure of Former Chief Executive Officer On February 15, 2024, the Company announced that Mr. Dasilva was reappointed to the role of interim (and, since May 16, 2024, permanent) Chief Executive Officer to succeed Mr. Chauvet effective immediately. Mr. Chauvet correspondingly departed the Company. Pursuant to the terms of Mr. Chauvet's employment agreement, as a result of this involuntary termination without cause Mr. Chauvet will receive: • an indemnity in lieu of notice equal to eighteen (18) months base salary in the amount of C$1,011,000 payable in bi-weekly installments over a period of eighteen (18) months from Mr. Chauvet's termination date; • an amount equal to 100% of his target short-term incentive compensation (being 100% of his base salary) for such 18-month period following the termination date in the amount of C$1,011,000 payable in bi-weekly installments; • an amount equal to Mr. Chauvet's pro-rated short-term incentive compensation for Fiscal 2024 from the beginning of Fiscal 2024 up until his termination date, payable at such time as the short-term incentive compensation for Fiscal 2024 is payable to other employees of the Company, representing an amount of C$406,040; • continued coverage under the Company's group insurance plan (excluding disability coverage and travel insurance) up until the earlier of the expiration of the eighteen (18) month period or the date Mr. Chauvet commences alternative employment which provides for equivalent coverage, representing a maximum amount of C$422 per month; and • in accordance with the terms of the CEO Performance Award at inception, continued vesting of 614,999 performance-based options with a $31.47 exercise price under the CEO Performance Award for a period of 18 months following Mr. Chauvet's departure date subject to achievement of the performance criteria and all such vested options will remain exercisable for 18 months following the departure date (or in the case of options that vest during the 18-month post-departure period, from their vesting date). As detailed in the section entitled "Fiscal 2022 Performance Award for Mr. Chauvet", the performance criteria for such performance-based options is based on the Company's share price measured relative to an independently- constructed Standard & Poor's benchmark index. Only 1,171 options have been earned to date by Mr. Chauvet pursuant to such performance criteria. All other options (including 885,001 performance-based options under the CEO Performance Award) that are not eligible to vest are forfeited. The CNG Committee and the Board also approved the continued participation of Mr. Chauvet for a period of eighteen (18) months in certain perquisites previously provided for under Mr. Chauvet's employment arrangement with the COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 63

Company, representing an aggregate amount of $78,091 for eighteen (18) months, including the reimbursement of Mr. Chauvet's monthly car lease and related repairs up to a maximum amount of $2,868 per month, the reimbursement of the unpaid insurance coverage of such car rental up to a pro-rated maximum of $1,939 per year through the end of the eighteen (18) month period, the payment of Mr. Chauvet’s life insurance premiums, and the reimbursement of Mr. Chauvet’s mobile phone bill. On March 6, 2024, the Board amended certain terms of an RSU award agreement under the Amended and Restated Omnibus Incentive Plan for Mr. Chauvet such that 2,697 of Mr. Chauvet's unvested RSUs would continue to vest in accordance with their initial terms during the eighteen (18) months following Mr. Chauvet's departure date from the Company. Based on the closing trading price of the Subordinate Voting Shares on the TSX on March 6, 2024, of C$18.34 per share (representing $13.56 using the daily average exchange rate of 0.7392 published by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on such date), the continued vesting of those RSUs represent an additional incremental value to Mr. Chauvet estimated at $36,563. In exchange for such consideration, Mr. Chauvet has agreed to abide by certain obligations in favor of the Company including non-compete and non-solicit obligations for a period of eighteen (18) months following his departure date. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 64

COMPENSATION DISCUSSION AND ANALYSIS

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all option-based and share-based awards outstanding to NEOs as of March 31, 2024:

Name	Option-Based Awards				Share-Based Awards		
	Number of Subordinate Voting Shares Underlying Unexercised Options (#)[1]	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[2] ($)	Number of Share Based Awards that have not vested (#)	Market or payout value of Share Based Awards that have not vested ($)[3]	Market or payout value of vested share-based awards not paid out or distributed ($)[3]
Dax Dasilva *Chief Executive Officer*	78,864	C$30.28	June 11, 2026	-	1,348	18,951	527,574
	69,715	C$33.39	June 1, 2027	-			
	307,202	C$88.98	June 16, 2028	-			
	40,514	C$20.48	November 23, 2029	-			
	12,292	C$22.76	August 14, 2030	-			
Jean Paul Chauvet *Former Chief Executive Officer*	18,401	C$30.28	June 11, 2026	-	1,348	18,951	197,696
	37,762	C$33.39	June 1, 2027	-			
	1,500,000	$31.47	February 14, 2029[4]	-			
Jean-David Saint-Martin *President*	18,333	C$30.28	June 11, 2026	-	56,123	789,028	80,473
	13,500	C$35.45	February 28, 2027	-			
	144,690	C$33.39	June 1, 2027	-			
	57,930	C$58.92	December 14, 2028	-			
	150,000	C$27.78	March 17, 2029	-			
	100,000	C$20.05	March 15, 2030	-			
	476,825	C$18.02	May 29, 2030[5]	362,454			
	24,072	C$18.86	March 8, 2031[6]	3,375			
Asha Hotchandani Bakshani *Chief Financial Officer*	6,250	$4.72	February 1, 2025	58,368	68,669	965,411	285,072
	35,922	$5.00	August 3, 2025	325,414			
	12,302	C$30.28	June 11, 2026	-			
	69,171	C$33.39	June 1, 2027	-			
	54,956	C$58.92	December 14, 2028	-			
	400,000	$21.60	March 17, 2029[4]	-			
	483,360	C$18.02	May 29, 2030[5]	367,421			
	29,774	C$18.86	March 8, 2031[6]	4,175			
Dan Micak *Chief Legal Officer and Corporate Secretary*	15,624	$5.00	September 4, 2025	141,536	51,133	718,874	73,837
	24,740	C$16.00	March 15, 2026	55,687			
	4,940	C$30.28	June 11, 2026	-			
	55,398	C$33.39	June 1, 2027	-			
	54,956	C$58.92	December 14, 2028	-			
	150,000	C$27.78	March 17, 2029	-			
	50,000	C$20.05	March 15, 2030	-			
	228,848	C$18.02	May 29, 2030[5]	173,957			
	12,239	C$18.86	March 8, 2031[6]	1,716			
John Shapiro *Chief Product and Technology Officer*[7]	187,273	$16.78	August 14, 2030	-	24,382	342,784	-
	100,000	$13.91	March 8, 2031	14,890			
Ryan Tabone *Former Chief Product and Technology Officer*[7]	415,091	$15.41	November 23, 2029	-	90,717	1,275,481	-
	23,549	$17.29	February 13, 2030	-			
	190,694	$13.40	May 29, 2030	125,858			

MANAGEMENT INFORMATION CIRCULAR 65

1. Options granted under the Legacy Option Plan or the Amended and Restated Omnibus Incentive Plan, each of which options is exercisable for one subordinate voting share. 2. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX or NYSE, as applicable, on March 28, 2024 (the last trading day in Fiscal 2024), being C$19.05 and $14.06 per subordinate voting share, respectively, converted into U.S. dollars in the case of the TSX-referenced options using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 3. Based on a price of C$19.05 and $14.06 per subordinate voting share, being the closing prices of the subordinate voting shares on the TSX or NYSE, as applicable, on March 28, 2024, converted into U.S. dollars in the case of TSX-referenced RSUs using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. 4. See the sections entitled "Fiscal 2022 Performance Award for Mr. Chauvet" and "Status of Performance Award for Ms. Hotchandani Bakshani" for descriptions of the long-term, multi-year performance-based stock options granted to Mr. Chauvet and Ms. Hotchandani Bakshani, respectively, in Fiscal 2022. 5. See the section titled "Fiscal 2024 Annual Equity Awards" for a description of the annual long-term incentive compensation awards granted to Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak, respectively, in Fiscal 2024. 6. See the section titled "Leadership Transition Awards" for a description of the equity awards granted to Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. Micak, respectively, in connection with the transition of the Chief Executive Officer role. 7. In July 2023, Mr. Shapiro joined the Company as SVP of Retail Technology. In connection with such hire, on August 14, 2023, Mr. Shapiro was granted 187,273 stock options as an initial grant of options and on account of his pro-rated annual long-term incentive compensation and 28,685 RSUs on account of his pro-rated annual long-term incentive compensation. On February 15, 2024, the Company announced the promotion of Mr. Shapiro to the role of Chief Product and Technology Officer, succeeding Mr. Tabone in such role. Mr. Shapiro received a grant of 100,000 stock options on March 8, 2024 in recognition of this promotion. Mr. Tabone correspondingly departed the Company in April 2024. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 66

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during Fiscal 2024:

Name	Option-based awards - value vested during the year[1] ($)	Share-based awards - value vested during the year[2] ($)	Non-Equity Incentive Plan compensation - value earned during the year[3] ($)
Dax Dasilva	46,345	251,701	-
Jean Paul Chauvet	-	99,746	306,654
Jean-David Saint-Martin	306,443	248,734	231,599
Asha Hotchandani Bakshani	280,840	282,545	167,702
Dan Micak	147,657	237,984	129,279
John Shapiro	4,410	63,898	-
Ryan Tabone	192,757	494,477	114,415

1. Represents the value of the potential gains from options that vested during Fiscal 2024. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX or the NYSE, as applicable, on the day the options vested, converted into U.S. dollars using an exchange rate of 0.7380 in the case of TSX-referenced options, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024. Actual value realized will be the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX or NYSE, as applicable, on the day the options are exercised. See the table below.
2. Values are calculated based on the number of units vested and the actual realized gains resulting from vesting of Lightspeed's subordinate voting shares on the NYSE, or on the TSX (converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024), in each case on the vesting date. Realized gains reflect the closing price of the Company's subordinate voting shares on the TSX or the NYSE, as applicable, on the applicable vesting date.
3. The amounts reported in the table above represent cash bonuses of C$415,520 for Mr. Chauvet, C$313,820 for Mr. Saint-Martin, C$227,238 for Ms. Hotchandani Bakshani and C$175,175 for Mr. Micak.

Executive Stock Option Gains

The following table shows the monetary gain by each NEO for stock options exercised during Fiscal 2024:

Name	Value realized at option exercise$[1]
Dax Dasilva	-
Jean Paul Chauvet	-
Jean-David Saint-Martin	-
Asha Hotchandani Bakshani	-
Dan Micak	-
John Shapiro	-
Ryan Tabone	-

1. Represents the value of the gains from options that were exercised during Fiscal 2024. The value is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised, converted into U.S. dollars using an exchange rate of 0.7380, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 28, 2024.

MANAGEMENT INFORMATION CIRCULAR 67

STATEMENT OF CORPORATE GOVERNANCE PRACTICES The CSA have issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) together with certain related disclosure requirements pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"). The corporate governance guidelines set forth in NP 58-201 are recommended as “best practices” for issuers to follow. The Company is also subject to certain corporate governance rules of the TSX and the NYSE, and applicable Canadian and U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices. The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements. The disclosure set out below describes our approach to corporate governance. Nomination of Directors Our CNG Committee is responsible for, annually or as required, recruiting and identifying, and recommending to the Board for nomination, individuals qualified to become new Board members, as well as recommending individual directors to serve on the various Board committees. In making its recommendations, the CNG Committee considers the competencies that the Board considers to be necessary and desirable for the Board as a whole, and Board committees, to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies, skills, perspective and experience each new nominee will bring to the boardroom. The CNG Committee also considers the amount of time and resources that nominees have available to fulfill their duties as a Board member. The CNG Committee is composed of independent directors within the meaning of applicable U.S. and Canadian laws, regulations, rules and listing standards. The chair of the CNG Committee leads the nominating process in accordance with and pursuant to the criteria for Board membership as set forth in the Charter of the CNG Committee. Lightspeed is subject to the statutory majority voting requirements under the CBCA (the "CBCA Majority Voting Requirements"), which became effective on August 31, 2022. As a result of the implementation of the CBCA Majority Voting Requirements, Lightspeed repealed its Majority Voting Policy and is now solely governed by the CBCA Majority Voting Requirements. In accordance with the CBCA Majority Voting Requirements, directors stand for election each year at the annual meeting of shareholders, and a separate vote of shareholders is taken with respect to each candidate nominated for director. If there is an uncontested election, each candidate is elected only if the number of votes cast in their favor represents a majority of the votes cast for and against them by the shareholders who are present in person or represented by proxy. If an incumbent director is not re-elected in an uncontested election, the director may continue in office until the earlier of (i) the 90th day after the day of the election; and (ii) the day on which their successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting and voted on the election of directors. Advance Notice Policy We have adopted an advance notice by-law that includes provisions with respect to the election of our directors in our amended and restated articles of incorporation (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 68

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods require that we receive notice of a director’s nomination: (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting (but in any event, not prior to the Notice Date); provided further, that in the event that the meeting is to be held on a date that is less than fifty days after the Notice Date, a shareholder must provide notice not later than the close of business on the 10th day following the Notice Date in the case of an annual meeting of shareholders and not later than the close of business on the 15th day following the Notice Date in the case of a special meeting of shareholders. Independence of Directors Director Independence It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the TSX rules, the NYSE rules and other applicable regulatory and statutory requirements will be considered independent. In particular, under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110"). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Board has determined that one of the seven director nominees on the Board will not be considered independent as a result of his employment relationship with the Company. Our independent Board members are Patrick Pichette, Dale Murray, Nathalie Gaveau, Paul McFeeters, Rob Williams and Manon Brouillette. The non-independent member of our Board is Dax Dasilva, Lightspeed's Chief Executive Officer. Certain members of the Board are also members of the board of directors of other public companies. The Board has not adopted a director interlock policy but receives a quarterly report on other directorships and significant engagements of its members. Independent Chair of the Board On February 15, 2024, we announced that Mr. Dasilva was reappointed to the role of interim (and, since May 16, 2024, permanent) Chief Executive Officer, and Mr. Pichette concurrently moved from the role of Lead Independent Director into the role of interim Chair of the Board. As such, the Board is led by an independent Chair, which we believe contributes to the Board’s ability to function independently of management and provides effective oversight. As interim Chair of the Board, Mr. Pichette is principally responsible for overseeing the operations and affairs of the Board. Pursuant to the written Charter adopted by the Board (the "Board Charter"), the Board meets in camera without management at each regular and special Board meeting and the independent directors meet in executive session at each regular Board meeting without management and non-independent directors. The director who presides at these meetings will be the Chair of the Board, being an independent member of the Board. We believe such structure provides strong independent oversight. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 69

Meetings of Independent Directors The Board holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. In the course of any meetings of the Board or of committees of the Board, the independent directors hold portions of such meetings at which neither non-independent directors nor management of the Company are in attendance. All of our committees are made up of independent directors. If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the CBCA. In Fiscal 2024, there were 4 Board meetings, 4 Audit Committee meetings, 4 CNG Committee meetings and 4 Risk Committee meetings. Attendance was 100% for all directors who are standing for re-election at all Board meetings, as well as Committee meetings of which they were a member, held in Fiscal 2024. Related-Party Transactions In order to ensure independent judgment in considering transactions or agreements in which a director, officer or significant shareholder has a material interest, all related-party transactions are approved pursuant to the Company's written policy by the Audit Committee. The Audit Committee shall review such transactions or agreements taking into account, among other things, whether the transaction or agreement is at arm's length, the benefits to the Company and its stakeholders of entering into the transaction or agreement, whether director independence may be impaired, and the material facts of the arrangement, including the proposed aggregate value of the transaction or agreement, or, in the case of indebtedness, the amount of principal that would be involved. Director Term Limits and Other Mechanisms of Board Renewal The Board has not adopted director term limits, age-related retirement policies or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the CNG Committee seeks to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. In conducting director evaluations and nominations, the CNG Committee considers the composition of the Board and whether there is a need to include nominees with different skills, experiences and perspectives on the Board. This flexible approach allows the Company to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved. Individual Director Assessments and Peer Review In accordance with the Board Charter and the CNG Committee charter, the CNG Committee also conducts an annual process for the assessment of the Board, each Board committee and each director regarding his, her or its effectiveness, performance and contributions, and reports evaluation results to the Board (and in the case of each committee member's self-evaluation, to the applicable committee). Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board, the performance of its committees, and a peer evaluation and self evaluation of the contributions of each individual director and her or himself, respectively. Board Mandate The Board Charter describes, inter alia, the Board’s role and overall responsibility to supervise the management of the business and affairs of the Company. The Board, directly and through its Board committees and the Chair of the Board, provides direction to the executive officers of the Company, generally through the Chief Executive Officer. The Board has overall responsibility for the Company’s strategic planning, compliance and risk management (including crisis preparedness, information system controls, cybersecurity, business continuity, disaster recovery and climate change related risks), matters relating to the Chief Executive Officer and other executive officers, corporate STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 70

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

governance, and communications with the Company's shareholders and other stakeholders. The text of the Board Charter, which includes the Board's express mandate, is reproduced in its entirety in Appendix A.

Chair of the Board and Chief Executive Officer Position Descriptions

The Board has developed position descriptions for the Chair of the Board and for the Chief Executive Officer. Such descriptions are available on the Company's website at investors.lightspeedhq.com.

Skills and Experience of the Board

As noted above, the CNG Committee has developed a "competency" matrix in which directors indicate their experience in each competency identified as important for a company like Lightspeed. Each director must indicate which of these competencies he or she believes he or she possesses. The table below illustrates the mix of experiences in these competencies of our nominee directors.

	FINANCE				INDUSTRY KNOWLEDGE					OTHER		
	Executive Leadership	Governance/ Risk Management	Accounting/ Finance	Strategy/ M&A	Retail/ Hospitality Sales	Product Development/ Management	Marketing/ Advertising	Innovation/ Technology	Public Board Experience	Human Resources/ Compensation	Sustainability	Geography
Patrick Pichette	✓	✓	✓	✓				✓	✓	✓	✓	Global
Dax Dasilva	✓	✓		✓	✓	✓	✓	✓	✓		✓	Global
Manon Brouillette	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	Global
Paul McFeeters	✓	✓	✓	✓				✓	✓			Global
Rob Williams	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	Global
Dale Murray	✓	✓	✓	✓	✓			✓	✓	✓	✓	Global
Nathalie Gaveau	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	Global

Committees of the Board

The Board has established three standing committees: the Audit Committee, which is required by Canadian and U.S. securities laws for all reporting issuers, and the CNG Committee and the Risk Committee.

The Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair's key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee. Such position descriptions are available on the Company's website at investors.lightspeedhq.com.

Audit Committee

The Audit Committee consists of a minimum of three directors, all of whom are persons determined by the Board to be both independent directors and financially literate within the meaning of the TSX and NYSE rules, applicable U.S. securities laws and regulations and NI 52-110. The Audit Committee is currently comprised of Paul McFeeters, chair of the committee, Patrick Pichette and Rob Williams. Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of

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such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. All members of the Audit Committee are independent directors. Paul McFeeters and Patrick Pichette have been determined by the Board to be the Audit Committee financial experts. The Board adopted a written charter, the text of which is reproduced in its entirety in Exhibit A to the Company’s annual information form, available under the Company’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov, and on the Company’s website at investors.lightspeedhq.com, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the TSX and NYSE rules, applicable U.S. securities laws and regulations and NI 52-110. The Audit Committee assists the Board in fulfilling its oversight of, among other things: • the quality and integrity of the Company’s financial statements and related information; • the qualifications, independence, appointment and performance of the external auditor; • the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates; • the Company’s financial risk management practices and financial reporting compliance; • management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures; • the performance of the Company’s internal audit function; and • preparation of disclosures and reports required to be prepared by the Audit Committee by any law, regulation, rule or listing standard. It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor, the internal audit function and the management of the Company. The Audit Committee has full access to the Company’s management and records, the internal audit function and external auditor as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company shall provide appropriate funding, as determined by the Audit Committee and the Board, for the payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee. Our Audit Committee also oversees our policies and procedures for reviewing and approving or ratifying related-party transactions, and is responsible for reviewing and approving or ratifying all related-party transactions pursuant to the Company's written policy. See "Related-Party Transactions". Additional details regarding the Audit Committee can be found in the section entitled “Audit Committee” of the Company’s annual information form, available under the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, and on the Company’s website at investors.lightspeedhq.com. Compensation, Nominating and Governance Committee The CNG Committee consists of a minimum of three directors, all of whom are independent directors, and are charged with overseeing executive compensation, management development and succession, director compensation and executive compensation disclosure. It also assists the Board in overseeing corporate governance, the Company's environmental, social and governance strategy and diversity program, the composition of the Board and its committees, and the effectiveness of the Board, its committees and the directors themselves. The CNG Committee is currently comprised of Dale Murray as chair of the CNG Committee, Nathalie Gaveau and Patrick Pichette. The Board determined to appoint Manon Brouillette to succeed Patrick Pichette as a member of the CNG Committee effective immediately following the Meeting, subject to her re-election. No current member of the CNG Committee, nor Manon Brouillette, is an executive officer of the Company, and as such, the Board believes that the CNG Committee is able to conduct its activities in an objective manner. The Board adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNG Committee, the text of which is available on the Company’s website at investors.lightspeedhq.com. The CNG Committee is responsible for, among other things: STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 72

• the Company’s overall compensation philosophy; • overseeing matters related to executive and director compensation; • reviewing and, as appropriate, pre-approving employee compensation arrangements in excess of specific thresholds to be established by the CNG Committee from time to time; • reviewing management’s assessment of existing management resources and succession plans; • reviewing executive compensation disclosure before the Company publicly discloses this information; • overseeing the Company’s corporate governance, including governance policies and processes; • reviewing and making recommendations regarding the composition of the Board and committees thereof; • identifying and selecting or recommending to the Board for selection qualified nominees for the Board and committees thereof; and • reviewing and assessing the performance, effectiveness and contribution of the Board, committees thereof and the directors themselves. The CNG Committee is responsible for reviewing and assessing at least annually the performance, effectiveness and contribution of the Board, Board committees and the directors themselves and reporting on such review and assessment to the Board. This includes a review of the Board’s mandate and the charter of the CNG Committee. The CNG Committee is also responsible for overseeing the onboarding of new directors and continuing education programs for our directors. Sustainability Initiatives The CNG Committee is responsible for providing general guidance and oversight to the Company regarding matters of corporate governance, including the Company's environmental, social and governance programs. All members of the CNG Committee are independent. Sustainability is embedded in the Company's guiding principles, and it is working towards a sustainable future and a greener economy. As part of this commitment, the Company has taken steps to help its customers' reduce their carbon footprint. The Company partners with Gift Trees on a Carbon Friendly Dining program. The partnership gives Lightspeed customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides the Company's customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 1.8 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. The Company also partners with TravelPerk to offset carbon emissions for its business travel by airplane, automobile, and train. Lightspeed chooses to partner with companies that are also environmentally conscientious. Most of the Company's solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud matches 100% of their annual electricity consumption with renewable energy purchases and AWS has committed to powering its operations with 100% renewable energy by 2025. Lightspeed has launched an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco- friendly solutions that can be integrated into its operations and community interactions. Lightspeed is also a place of diversity, equity and inclusion, and it has been since its Chief Executive Officer Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and, based on the Company's 2024 annual DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 1% as non-binary. Lightspeed's commitment to a diverse and inclusive workplace can be seen at all levels of the Company, including its Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. After successfully onboarding Manon Brouillette to the Board in Fiscal 2024, the Company has been successful at reinstating its target to maintain at least 37.5% representation of women on the Board. In addition, 50% of the Board independent members are women, as of the date hereof. Furthermore, 50% of Lightspeed's executive officers are women. The Company believes in creating value across its ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of Lightspeed's shareholders. The Company provides information on environmental, social and governance ("ESG") matters annually in a "Sustainability Report", which includes data related to the Company’s climate impact. The contents of the Company's annual Sustainability Report is informed by the disclosure frameworks such as the Global Reporting Initiative Standards "core" option and the Sustainability Accounting Standards Board Software & IT Services STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 73

Sustainability Accounting Standard. The Company's most recent Sustainability Report is available at www.lightspeedhq.com/sustainability/.1 The Board of the Company, with the assistance of the Risk Committee, is responsible for overseeing legal and regulatory compliance and the effectiveness of the Company's compliance and enterprise risk management practices, including by reviewing reports provided by management on the risks inherent in the Company's business. Such reports are presented to the Risk Committee at least quarterly, and include key developments and mitigation strategies in relation to the risks inherent to the Company's business (the "Risk Reports"), including climate change related risks. In addition, the CNG Committee is responsible for providing guidance and oversight of the Company's ESG strategy by considering ESG trends, risks and opportunities (including with respect to climate change and emissions regulations) and making recommendations to the Board as appropriate, as well as for reviewing at least annually the Company's diversity program and progress in achieving its objectives. Succession Planning Oversight of the Company’s succession planning is primarily the responsibility of the CNG Committee. The Company's process for succession planning for the roles held by the Chief Executive Officer and senior management involves the identification and consideration of potential internal and external candidates based on various factors, including, among other things, the following: executive experience; market and industry expertise; geographic location; familiarity with the Company’s business and customers; the Company's commitment to having a diverse and inclusive management team; and past successes in achieving particular corporate goals. To ensure business continuity, the Company has identified interim or emergency backfill candidates for all of our senior executive positions. These candidates may differ from those identified as potential long-term successors. The Board and the CNG Committee meet with members of the senior management team through their participation in meetings and presentations to the Board and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allow directors to identify and get better acquainted with members of the senior management team who are potential future leaders of the Company and to obtain a broader perspective on the issues relevant to the Company. The CNG Committee also reviews the CEO's recommendation for the ongoing longer-term succession plans for other members of senior management. Lightspeed’s comprehensive executive succession planning process aims to: • ensure leadership continuity; • provide insight into the health of its leadership pipeline; • identify and mitigate risks associated with leadership roles; • achieve its diversity targets at all leadership levels; and • enhance talent visibility across regions and functions. The primary objective is to identify individuals capable of stepping into key leadership roles both during the Company’s planned growth and in the event of an unplanned vacancy. This process assists individuals in developing the necessary skills and competencies and, when there are gaps in readiness, identifies roles that may require an external talent search. The Company’s executive succession plan for key roles focuses on developing talent within these key roles and managing talent through robust development plans, coaching, and training. The executive succession plan is reviewed at least annually and on an ad hoc basis when there are changes or developments within the Company’s senior management or key personnel. Risk Committee The Risk Committee consists of a minimum of three directors, all of whom are independent directors, and is charged with overseeing the identification, assessment, management and reporting of key risks to which the Company is exposed, as well as the development of mitigation strategies for the management of those risks. The Risk Committee is currently comprised of Rob Williams, chair of the committee, Nathalie Gaveau and Paul McFeeters. The Board determined to appoint Manon Brouillette as an additional member of the Risk Committee effective immediately following the Meeting, subject to her re-election. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 74 1 Information contained in, or otherwise accessed through, Lightspeed's Sustainability Report and sustainability webpage are not deemed part of this Circular and such Sustainability Report and information are not incorporated by reference herein.

The Board adopted a written charter setting forth the purpose, composition, authority and responsibility of the Risk Committee, the text of which is available on the Company’s website at investors.lightspeedhq.com. The Risk Committee is responsible for, among other things: • overseeing legal and regulatory compliance and the effectiveness of the Company's compliance and enterprise risk management practices, including reviewing the Risk Reports provided at least quarterly by management on the risks inherent in the Company's business (including crisis preparedness, information system controls, business continuity, cybersecurity, disaster recovery and climate change related risks); • monitoring the Company's risk profile and its ongoing and potential exposure to risks of various types; • communicating formally and informally with the executive team, internal audit function and risk managers regarding risk governance and oversight; • providing input to the Company on risk disclosures in financial reporting and other public statements regarding risk; • reviewing and discussing with the Company the strategies developed by the Company for the identification, assessment, mitigation and management of the key risks to which the Company is or may be exposed, and regularly reviewing such strategies; and • in consultation with management, identifying the Company’s major security risks that may impact the Company’s operations, including information technology, cybersecurity and data privacy risks, and reviewing the Company’s control systems in place to mitigate such risks. The Risk Committee is also responsible for developing, assessing and reviewing an enterprise risk management framework. See "Risk Management" below. Code of Ethics We have adopted a written code of conduct and ethics (the “Code of Ethics”) that applies to all of our officers, directors, employees, contractors and agents acting on behalf of the Company. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries' integrity, trust and respect. The full text of the Code of Ethics is posted on our website at investors.lightspeedhq.com and on our profile on SEDAR+ at www.sedarplus.com. The Code of Ethics addresses, among other things, compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. The Board has ultimate responsibility for monitoring compliance with the Code of Ethics and it monitors compliance through the CNG Committee. Employees of the Company are required to acknowledge and agree to a copy of the Code of Ethics when they are hired. In addition, the Company conducts an annual training and certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and the CSA. To date, no such amendment or waiver has been made or granted. Complaint Reporting In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Ethics or any of our policies, or any unethical or questionable act or behavior is reported, our Code of Ethics requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Ethics and Whistleblower Policy contain procedures designed to facilitate confidential, anonymous submissions by our employees. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 75

Lightspeed has a whistleblower reporting hotline which employees and others can access by phone or online, and choose to report concerns or complaints anonymously or not at their option. The Chair of the Audit Committee is notified of any whistleblower reports and the Audit Committee is provided with quarterly updates from management on any whistleblower reports and how they were investigated and resolved. Diversity Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels to ensure that we attract, retain and promote the brightest and most talented individuals. The Board values diversity of experience, perspective, education, background, race, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women, visible minorities, Aboriginal persons and persons with disabilities, continuing to broaden recruiting efforts to attract and interview qualified candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization. As of the date of this Circular, the Company has been successful at achieving its target to maintain at least 37.5% representation of women on the Board, with 42.9% of the members of the Board identifying as women (and 50% of the independent members of the Board identifying as women). For Fiscal 2025, the Board has committed to adopting a target to maintain at least 37.5% representation of women on the Board, with the achievement of such target to be measured as of the date of the Company's management information circular for its Fiscal 2025 annual meeting of shareholders. The Board has not set targets for the representation of other specific designated groups, preferring instead to consider diversity of experience, perspective, education, background, race, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions. As part of its recruiting efforts, the Board has directed its search firm to provide candidates with diverse backgrounds including gender diversity, LGBTQ2S+, visible minorities, aboriginal persons and persons with disabilities with the objective of increasing diversity on the Board. Recommendations concerning director nominees and appointment of executive officers are based on competence, merit and performance, as well as expected contribution to the Board or management’s performance. Commitment to diversity is, and will remain a key priority and consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels. As of March 31, 2024, the following chart presents the diversity on the Board and senior management of the Company, as well as the percentage of the Board and senior management comprised of persons from each such designated group. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 76

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Director and Management Diversity Matrix

Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity

	Female		Male		Non-Binary		Did not Disclose Gender	
	Number	**Percent**	**Number**	**Percent**	**Number**	**Percent**	**Number**	**Percent**
Board	3	42.9%	4	57.1%	0	0%	0	0%
Senior Management	4	50%	4	50%	0	0%	0	0%

Part II: Demographic Background

	LGBTQ2S+		Visible Minorities		Aboriginal Peoples		Persons with Disabilities		Did not Disclose Demographic Background	
	Number	**Percent**	**Number**	**Percent**	**Number**	**Percent**	**Number**	**Percent**	**Number**	**Percent**
Board[1]	1	14.3%	1	14.3%	0	0%	0	0%	0	0%
Senior Management	1	12.5%	4	50%	0	0%	0	0%	0	0%

1) One member of the Board identifies as being in both the LGBTQ2S+ and Visible Minorities groups above.

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Directors' and Officers' Liability Insurance Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, our and our subsidiaries’ individual directors and officers will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. Director Orientation and Continuing Education New directors will meet with the Chair of the Board and executive officers. New directors will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of the Board and Board committees, and the contribution that an individual director is expected to make. The CNG Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each Board committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The members of the Board are registered as members of the Institute of Corporate Directors (“ICD”). The ICD offers highly regarded professional development programs that provide flexible director education and learning opportunities and resources. In Fiscal 2024, the CNG Committee mandated that each director participate in a minimum of one course of continuing education courses offered by the ICD. In June 2023, Mr. Dasilva, Ms. Gaveau, Mr. McFeeters and Mr. Williams attended a virtual session entitled "Agile Boards for Technology-Enabled Transformation" where critical questions were discussed such as how boards should approach emerging technologies strategically and what are the best practices for board skills, structure and membership to reflect the growth and risk opportunities presented by technology. In September 2023, Ms. Murray attended a webinar entitled "M&A and Activism Preparedness: Considerations for Directors" which centered on preparing directors to engage and respond to unsolicited mergers and acquisitions approaches and investor activism, in the context of unsettled capital markets. In November 2023, Ms. Murray attended the webinar entitled "Navigating AI From the Boardroom" which addressed unique governance challenges presented by the integration of artificial intelligence in today's dynamic corporate landscape. In December 2023, Ms. Murray attended a webinar entitled "The Role of Boards in Overseeing Culture" which provided information on how boards are thinking about organizational culture, the levers available to boards to influence culture and the importance of board culture. In January 2024, Mr. Pichette attended a webinar entitled "The Future of Sustainability Reporting with ISSB Standards" which covered, amongst other topics, the newly introduced disclosure standards IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate- related Disclosures and their impact on organizations. The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its committees regularly invite different members of the Company's management to present to the Board and its committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. More specifically, in Fiscal 2024 directors attended presentations and were provided with materials related to, among other things: finance and budget updates; legal and regulatory updates; Lightspeed's ideal customer profile, flagship solutions and go-to-market initiatives; Lightspeed's competitive landscape; the Lightspeed product roadmap and vision; developments in AI in the industry and Lightspeed's operations; cybersecurity and information security at Lightspeed; director and executive compensation; director and management succession; Lightspeed's overall strategy; Lightspeed's carbon emissions and climate change related developments; and various aspects of corporate governance. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 78

Risk Management The Board implements its risk oversight function both as a whole and through its committees, in particular with the assistance of the Risk Committee. The Board oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Board's responsibilities include: • building a culture of honesty and accountability throughout the Company by reviewing on an annual basis the recommendations of the CNG Committee regarding changes to the Code of Conduct and Ethics and any waivers or violations thereof; • overseeing legal and regulatory compliance and the effectiveness of the Company’s compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company’s business (including crisis preparedness, information system controls, business continuity, cybersecurity, disaster recovery and climate change related risks); • identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks; • monitoring the implementation of procedures and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations; and • reviewing and approving, with the assistance of the CNG Committee, any recommended changes to the corporate governance policies and processes adopted by the Company. The Risk Committee oversees the Company’s policies with respect to risk assessment and risk management, as well as the Company’s insurance coverage. The Audit Committee oversees the Company's policies with respect to major financial risk exposures and the steps management has undertaken to control them, with the assistance of management, the internal audit function and the Risk Committee. Consistent with the Board's mandate, the Company has adopted an enterprise risk management framework that is reviewed and updated as necessary that establishes, among other things, principles to guide management's implementation and operation of the Company's risk management program. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 79

Shareholder Engagement On a quarterly basis, the Company's management holds a conference call available to all shareholders to review the financial and operating results of the most recently completed quarter and several of the Company's management team members regularly attend and speak at various investor conferences with groups of investors and potential investors. In addition, to gather further feedback on the Company's executive compensation program, members of management and the Board actively engaged with shareholders owning more than 50% of Lightspeed's shares throughout Fiscal 2024 as described in the section entitled "Compensation Governance — Shareholder Engagement". To facilitate communication and engagement with the Company's shareholders, the Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Lightspeed by sending a letter to: Lightspeed Commerce Inc. 700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6 Attn: Board of Directors By email: BoDcommCA@lightspeedhq.com If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to Patrick Pichette at the address above. Lightspeed’s legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services. In addition, the Company welcomes feedback from all shareholders, who can also contact the Company's Investor Relations team at investorrelations@lightspeedhq.com. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 80

OTHER INFORMATION Indebtedness of Directors and Senior Executives As at May 31, 2024, none of our directors or executive officers, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us or any of our subsidiaries. Additional Information The Company is a reporting issuer under the securities legislation of all provinces of Canada, as well as the United States, and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in such provinces, as well as furnish such information on Form 6-K with the SEC. The Company also files an annual information form with such securities regulatory authorities. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at dan.micak@lightspeedhq.com, on SEDAR+ at www.sedarplus.com, at www.sec.gov, or on Lightspeed's investor relations website at https://investors.lightspeedhq.com/English/home/default.aspx. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company. Shareholder Proposals for Next Annual Meeting of Shareholders The Company will include proposals from shareholders that comply with applicable laws in next year’s management information circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on March 31, 2025. Shareholder proposals must be received during the 60-day period between March 4, 2025 and May 3, 2025 and be sent to the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. APPROVAL OF MANAGEMENT INFORMATION CIRCULAR The contents and the sending of this Circular have been approved by the Board of Directors. Dated at Montréal, Québec, Canada, June 28, 2024. OTHER INFORMATION AND APPROVAL OF MANAGEMENT INFORMATION CIRCULAR MANAGEMENT INFORMATION CIRCULAR 81

SCHEDULE “A” LIGHTSPEED COMMERCE INC. CHARTER OF THE BOARD OF DIRECTORS I. GENERAL 1. Mandate and Purpose The board of directors (the “Board”) of Lightspeed Commerce Inc. (the “Company”) is responsible for supervising the management of the business and affairs of the Company. The Company’s officers and employees are responsible for day-to-day management and conduct of business and the implementation of any strategic or business plans approved by the Board. The Board shall guide management and oversee management’s execution of the Company’s strategic and business plans. Each director is responsible for: (a) acting honestly and in good faith with a view to the Company’s best interests; and (b) exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. 2. Authority (a) The Board has the authority to delegate to subcommittees, provided however that the Board shall not delegate any power or authority required by any law, regulation, rule or listing standard to be exercised by the Board as a whole. (b) The Board has the authority, and the Company will provide it with proper funding to enable it, to: (i) engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties and to set and pay the compensation for any such advisors; and (ii) communicate directly with the external auditors and to obtain any information it requires from employees, officers, directors and external parties. II. PROCEDURAL MATTERS 1. Composition The number of directors shall be not less than three (3) and not more than fifteen (15) and is to be fixed by the Board in accordance with applicable laws, regulations, rules and listing standards upon the recommendation of the Compensation, Nominating and Governance Committee. The size of the Board should be one that can function effectively as a board. The Board will be comprised of a majority of “independent” directors as such term is defined by applicable laws, regulations, rules and listing standards. For a director to qualify as “independent”, the Board must affirmatively determine that the director has no relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 82

At least three independent directors shall be “financially literate” as such terms are defined by applicable laws, regulations, rules and listing standards and at least one director will have accounting or related financial management experience or expertise. 2. Board Chair The Board shall appoint one member to act as its chair (the “Chair”), which Chair shall have the duties and responsibilities set out in the Board Chair Position Description. If at any point the Chair is not independent, the Board shall also appoint one member as a lead independent director, which lead independent director shall have the duties and responsibilities set out in the Lead Independent Director Position Description. The Chair may be removed from the position at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the lead independent director will chair the meeting. If the Chair and the lead independent director are absent from a meeting, the Board will, by majority vote, select another director to preside at that meeting. 3. Board Committees Subject to applicable laws, regulations, rules and listing standards, the Board shall determine the size, composition and role of its committees (including the type of committees to be established) and the methods by which the committees aid the Board in fulfilling its duties and responsibilities. All committees will operate pursuant to a written charter which sets forth the duties and responsibilities of the committee. Committee charters will be subject to periodic review and assessment by the relevant committees which shall recommend any proposed changes to the Board. The Board shall appoint the members of each committee of the Board promptly after each annual shareholders’ meeting upon the recommendation of the Compensation, Nominating and Governance Committee. Each committee member shall be appointed and hold office in accordance with the charter of the committee to which such member is appointed. 4. Meetings The Chair, in coordination with the lead independent director, is responsible for developing and setting the agenda for Board meetings and determining the time, place and frequency (which shall be at least quarterly) of Board meetings. Each director is responsible for attending and participating in Board meetings. The Board, the Chair and the lead independent director may invite any officer or employee of the Company or any advisors as it deems appropriate from time to time to attend Board meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Board. The Board will meet in camera at each meeting and the independent directors shall, at each regular Board meeting, hold an executive session without the non-independent directors and management present, led by the Chair, or if the Chair is not independent, the lead independent director. 5. Board Performance and Charter Review The Board will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Board will SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 83 conduct such review and assessment in such manner as it deems appropriate with the assistance of the Compensation, Nominating and Governance Committee. III. RESPONSIBILITIES In addition to such responsibilities as may be required by applicable laws, regulations, rules or listing standards, the responsibilities of the Board include: 1. Strategic Planning (a) Reviewing and approving the short and long term strategic and business plans prepared by management for the Company and evaluating management’s progress in carrying out these strategic and business plans. (b) Reviewing and, where appropriate, approving the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures. (c) Reviewing and approving material transactions not in the ordinary course of business. 2. Chief Executive Officer and other Executive Officers (a) Appointing the Chief Executive Officer (“CEO”) and developing and maintaining a written position description for the role of CEO. (b) Developing corporate goals and objectives that the CEO is responsible for meeting, considering the Compensation, Nominating and Governance Committee’s evaluation of the CEO’s performance against such corporate goals and objectives and determining, on the basis of the Compensation, Nominating and Governance Committee’s recommendation, the CEO’s annual compensation. (c) Reviewing the Compensation, Nominating and Governance Committee’s recommendations concerning the goals and objectives of the Company’s executive compensation plans and, where appropriate, amending existing plans or adopting new ones. (d) Reviewing and, where appropriate, accepting the Compensation, Nominating and Governance Committee’s recommendations with respect to compensation of executive officers. (e) Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers foster a culture of integrity throughout the Company. (f) Reviewing, at least annually, with the assistance of the Compensation, Nominating and Governance Committee, appointment and succession plans for the CEO and management of the Company. 3. Reporting and Public Disclosure, Auditing and Internal Controls (a) Approving, after they have been recommended for approval by the Audit Committee, the Company’s annual and interim financial statements, MD&A, prospectus-type documents, earnings press releases (including financial outlook, future-oriented financial information and other forward- looking information) and other disclosure material filed with any securities commission before the Company publicly discloses this information. SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 84

(b) Approving, based on the recommendation of the Audit Committee, the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the external auditor. (c) Adopting a communication policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders. (d) Reviewing and monitoring, with the assistance of the Audit Committee, (i) the quality and integrity of the Company’s financial statements and related information; (ii) the qualifications, independence, appointment and performance of the external auditor; (iii) the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates; and (iv) adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls, and its disclosure controls and procedures, in the latter case with a view to ensuring all public disclosures are timely, factual, accurate and broadly disseminated in accordance with applicable laws, regulations, rules and listing standards. 4. Compliance and Risk Management (a) Building a culture of honesty and accountability throughout the Company by reviewing on an annual basis the recommendations of the Compensation, Nominating and Governance Committee regarding changes to the Code of Conduct and Ethics and any waivers or violations thereof. (b) Overseeing legal and regulatory compliance and the effectiveness of the Company’s compliance and enterprise risk management practices, with the assistance of the Risk Committee, including reviewing reports provided at least annually by management on the risks inherent in the Company’s business (including crisis preparedness, information system controls, business continuity, cybersecurity, disaster recovery and climate change related risks). (c) Identifying the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks. (d) Monitoring the implementation of procedures and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations. (e) Reviewing and approving, with the assistance of the Compensation, Nominating and Governance Committee, any recommended changes to the corporate governance policies and processes adopted by the Company. 5. Board Composition and Administration (a) Overseeing the recruitment and selection, having regard to evaluation criteria recommended by the Compensation, Nominating and Governance Committee, of new directors and retention of existing directors. SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 85

(b) Considering the recommendations of the Compensation, Nominating and Governance Committee as to the adequacy, amount and form of director compensation in light of retention objectives and director’s time commitments, responsibilities and risks faced. (c) Determining, with the assistance of the Compensation, Nominating and Governance Committee, those individuals proposed to be director nominees for each annual meeting of shareholders, taking into consideration past performance and the competencies and skills it considers necessary for effective board operation, as well as diversity of candidates, particularly with respect to the representation of women on the Board. (d) Receiving and reviewing the Compensation, Nominating and Governance Committee’s annual review and assessment of the performance, effectiveness and contributions of the Board, committees thereof and the directors themselves. (e) Considering the recommendations of the Compensation, Nominating and Governance Committee regarding new director onboarding and continuing education of existing directors. 6. Advice and Counsel to Management (a) Providing advice and counsel to management, both in formal Board and committee meetings and through informal, individual director contacts with the CEO and other members of management. 7. Limitation on Duties of the Board The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as to impose on any director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Company’s amended and restated articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to Company securityholders or other liability whatsoever. ******** SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 86

700 Saint-Antoine East, Montréal, Québec, Canada H2Y 1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com